2022
ANNUAL
REPORT



GORMAN-RUPP COMPANY

The Pump People





FILL-RITE COMPANY ACQUISITION

FINANCIAL HIGHLIGHTS

CASH DIVIDENDS

292 CONSECUTIVE QUARTERS

50 YEARS OF INCREASES

YEAR ENDED DECEMBER 31,	2022	2021	% CHANGE
(Thousands of dollars, except per share amounts)			
OPERATING RESULTS			
Net Sales	**$521,027**	$378,316	37.7%
Net Income	**11,195**	29,851	(62.5%)
Adjusted EBITDA	**88,749**	58,136	52.7%
FINANCIAL POSITION			
Total Assets	**$872,830**	$420,754	107.4%
Total Debt	**448,250**	–	–
Equity	**331,194**	329,976	0.4%
Working Capital	**140,313**	224,742	(37.6%)
SHAREHOLDER INFORMATION			
Earnings per share, as adjusted*	**$0.94**	$1.21	(22.3%)
Regular Dividends paid per share	**0.69**	0.64	7.8%

5-YEAR PERFORMANCE



414
398
349
378
521
2018
2019
2020
2021
2022

Sales
(Millions of Dollars)



1.61*
1.53
1.37
1.11*
0.97
1.21*
1.14
0.94*
0.43
2018
2019
2020
2021
2022

Adjusted Earnings Per Share
(Dollars)



0.51
0.55
0.59
0.64
0.69
2018
2019
2020
2021
2022

Regular Dividends Paid Per Share
(Dollars)

*2022 - Excludes GAAP-required pension settlement loss of $5.2 million, net of income taxes, or $0.20 per share, one-time acquisition costs of $5.8 million, net of income taxes, or $0.22 per share, amortization of step up in value of acquired inventories of $1.1 million, net of income taxes, or $0.04 per share and amortization of acquired customer backlog of $1.2 million, net of income taxes, or 0.05 per share.

*2021 - Excludes GAAP-required pension settlement loss of $1.8 million, net of income taxes, or $0.07 per share.

*2020 - Excludes GAAP-required pension settlement loss of $3.7 million, net of income taxes, or $0.14 per share.

*2018 - Excludes GAAP-required pension settlement loss of $2.2 million, net of income taxes, or $0.08 per share.

LETTER TO SHAREHOLDERS

Fellow Shareholders,

Incoming orders and shipments both grew during 2022 with increases in the majority of our domestic and international markets. Our team did an admirable job of managing ongoing global supply chain challenges and inflationary pressures. The Company was able to pass on price increases to offset inflationary pressures on material costs and wages, while also managing expenses to leverage our SG&A as sales volumes increased.
As we enter the new year, there are signs that supply chains and inflation are beginning to normalize.

In May of 2022, we completed the acquisition of Fill-Rite. Fill-Rite provides rugged, high performance liquid transfer pumps, as well as a comprehensive line of mechanical and digital meters, precision weights and measures certified meters, hand pumps, hoses, nozzles and accessories for the agriculture, construction and recreation markets. Fill-Rite is the largest acquisition in Gorman-Rupp's history. The purchase brings together two pioneering flow control businesses with over 150 years of combined industry experience. We welcome Fill-Rite's 250+ employees to the Gorman-Rupp family and know that, together, we will continue to build on the strong foundation and culture that collectively make us The Pump People®.

Gorman-Rupp continued its long-standing record of returning capital to our shareholders, announcing in October 2022 a 2.9% increase in our quarterly cash dividend. This marked our 50th consecutive year of increased dividends to shareholders, positioning Gorman-Rupp in the top 50 of all U.S. public companies with respect to number of years of increased dividend payments. The increase reflects our commitment to returning value to our shareholders, as well as our confidence in the financial strength and long-term outlook for the Company.

The Company enters 2023 with a record backlog. Incoming orders continue to show strength across most markets. We remain bullish about our long-term growth and believe our diverse market coverage, strong product portfolio and highly-skilled workforce position us well to continue to deliver shareholder value.

We wish to thank all members of the Gorman-Rupp team, as well as our customers, suppliers and shareholders for their continued support of The Gorman-Rupp Company.

Scott A King
President and
Chief Executive Officer

Jeffrey S Gorman
Executive Chairman

FILL-RITE ACQUISITION



In May of 2022, we completed the acquisition of Fill-Rite, the largest acquisition in Gorman-Rupp's history. The purchase brings together two pioneering flow control businesses with over 150 years of combined industry experience.

Fill-Rite provides rugged, high performance liquid transfer pumps, as well as a comprehensive line of mechanical and digital meters, precision weights and measures certified meters, hand pumps, hoses, nozzles and accessories for the agriculture, construction and recreation markets.

FILL-RITE®
A GORMAN-RUPP COMPANY

SOTERA®

With facilities in Fort Wayne, Indiana and Lenexa, Kansas, the Fill-Rite® and Sotera® brands carry strong legacies associated with superior products and hold leadership positions in attractive niche pump markets.

Fill-Rite Company markets its products through a network of channel partners with coverage including national supply accounts, service centers, local specialists, retail, e-Marketplaces and e-Commerce.



MADE IN USA

FILL-RITE ACQUISITION

For over 60 years, red Fill-Rite pumps have been designed and manufactured in Fort Wayne, Indiana. In 1996, the Sotera brand was launched, providing a line of chemical transfer pumps that supplement many end users' needs.



FORT WAYNE, INDIANA



LENEXA, KANSAS

In 2020 Fill-Rite expanded production of fuel transfer pumps by opening a second manufacturing facility in Lenexa, Kansas. This location complements the operations in Fort Wayne and has been instrumental in keeping up with customers' demand for Fill-Rite products.

Fill-Rite® and Sotera® brands complement Gorman-Rupp's existing businesses and expand the Company's core competencies.

MARKETS



FIRE MARKET

The durable performance of Gorman-Rupp pumps makes them the preferred choice for fire suppression worldwide. In countless buildings, centrifugal pumps from Patterson Pump Company and Patterson Pump Ireland meet a growing global demand for sprinkler-based systems. Where sprinklers are not available, AMT pumps are used to siphon fire-quenching water from streams or ponds.

CONSTRUCTION MARKET

Construction crews worldwide trust Gorman-Rupp pumps in heavy-duty dewatering and sewer bypass applications. AMT Pump Company's line of engine-driven centrifugal and diaphragm pumps provides excellent performance and rock-solid dependability. And our diaphragm pumps have earned a workhorse reputation for their ability to strong-arm heavy mud and sand-laden water from construction sites, quarries, streams and ditches. Gorman-Rupp pumps are market leaders in the construction industry.



MARKETS

INDUSTRIAL MARKET

Pumps from Gorman-Rupp Pumps, Patterson and AMT keep steel mills, paper mills and hundreds of other facilities running at peak capacity worldwide, handling everything from clear liquids to abrasive slurries. Patterson Pump Company, National Pump Company and AMT Pump Company serve the commercial plumbing and the heating, ventilation, and air conditioning (HVAC) markets. National Pump Company's vertical turbine and submersible pumps provide efficient industrial water supply solutions.



MUNICIPAL MARKET

Cities around the world rely on Gorman-Rupp pumps for clean drinking water, efficient wastewater handling, and flood control solutions. Patterson Pump Company's ability to move up to a million gallons of water per minute (per pump) has made it a worldwide leader in high-volume flood control. When electrical power fails, Gorman-Rupp Auto-Start Lift Stations keep water moving until the grid powers up again.

MARKETS

PETROLEUM MARKET

Gorman-Rupp companies engineer pumps that address evolving petroleum market needs as new fuels, new vehicles, and new transportation systems emerge. Our technology powers the movement of petroleum products from the well to the refinery to the fueling station. Solutions range from our Roto-Prime® series for the safe bulk handling of volatile fluids to National Pump's vertical turbine pumping systems.



ORIGINAL EQUIPMENT MANUFACTURER MARKET

From transportation, appliance manufacturing and food processing to chemical processing, printing, electronics, solar heating and laser cooling, Gorman-Rupp Industries pumps are routinely designed into a wide variety of larger products and systems. Gorman-Rupp pumps are an integral part of U.S. military equipment like tank trailers, portable bulk water units and complete mobile fueling systems.



AGRICULTURE MARKET

Gorman-Rupp pumps have brought life-giving water to the world's farms for more than 70 years. National Pump's strategically located branches deliver the right pumps domestically and internationally to wheat, corn, cotton, soybeans, rice and produce fields. Beyond irrigation, Gorman-Rupp Pumps USA produces a complete selection of pumps for animal waste and pit agitation, liquid fertilizer, and basic utility and dewatering applications.

INTERNATIONAL MARKET

With international manufacturing and distribution facilities in Europe, South Africa and the Americas, we are positioned to take advantage of growth opportunities worldwide. Shipping to approximately 130 countries, Gorman-Rupp has established an international presence and a global reputation for reliability. This reputation spans applications from municipal water projects to fire protection to irrigation to refineries.



BOARD OF DIRECTORS



Jeffrey S. Gorman
Executive Chairman
The Gorman-Rupp Company
Elected to Board 1989



M. Ann Harlan, Esq.
Lead Director, Retired Vice President
and General Counsel
The J.M. Smucker Company
Elected to Board 2009



Donald H. Bullock, Jr.
Retired Senior Vice President
of Investor Relations
Eaton Corporation
Elected to Board 2020



Scott A. King
President and Chief Executive Officer
The Gorman-Rupp Company
Elected to Board 2021



Christopher H. Lake
President and Chief Operating Officer
SRI Quality System Registrar
Elected to Board 2000



Sonja K. McClelland
Executive Vice President, Treasurer
and Chief Financial Officer
Hurco Companies, Inc.
Elected to Board 2019



Vincent K. Petrella
Retired Executive Vice President,
Chief Financial Officer and Treasurer
Lincoln Electric Holdings, Inc.
Elected to Board 2020



Kenneth R. Reynolds
Retired Executive Vice President
and Treasurer
Ariel Corporation
Elected to Board 2014



Rick R. Taylor
President
Jay Industries, Inc.
Elected to Board 2003

BOARD COMMITTEES

Audit Committee

Sonja K. McClelland (Chair)

Donald H. Bullock, Jr.

Vincent K. Petrella

Kenneth R. Reynolds

Compensation Committee

Vincent K. Petrella (Chair)

M. Ann Harlan

Christopher H. Lake

Sonja K. McClelland

Governance & Nominating Committee

Donald H. Bullock, Jr. (Chair)

Christopher H. Lake

Kenneth R. Reynolds

Rick R. Taylor

CORPORATE OFFICERS



Jeffrey S. Gorman
Executive Chairman*
Joined the Company 1978



Scott A. King
President & Chief Executive Officer*
Joined the Company 2004



James C. Kerr
Executive Vice President & Chief Financial Officer*
Joined the Company 2016



Brigette A. Burnell, Esq.
Executive Vice President, General Counsel & Corporate Secretary*
Joined the Company 2014



Angela M. Morehead
Treasurer & Assistant Secretary
Joined the Company 1994



Barbara A. Woodman
Vice President, Human Resources
Joined the Company 2013



D. Patrick Wischmeier
Vice President, Information Technology
Joined the Company 2010

*Executive Officer

MANY NAMES. ONE STORY.

Nearly 90 years ago, The Gorman-Rupp Company was established upon a straightforward philosophy of product quality and technological leadership. Our mission statement is correspondingly simple: "It is our practice to enter a field of pumping service only when able to provide a superior product with better performance." This is the common thread that ties together all 11 of the companies that make up today's Gorman-Rupp family.



GORMAN-RUPP PUMPS GROUP



Gorman-Rupp Pumps USA
D. J. Daniels
Group President
600 South Airport Road
Mansfield, OH 44903-7831
Phone: (419) 755-1011
www.grpumps.com

Gorman-Rupp of Canada Limited
Michael Broadhead
Managing Director
70 Burwell Road
St. Thomas, Ontario
N5P 3R7 Canada
Phone: +1 (519) 631-2870
www.grpumps.ca

Gorman-Rupp Africa Proprietary Limited
Roger Cordeiro
Managing Director
4 Harold Flight Road
Jet Park Boksburg,
1469 South Africa
Phone: +27 (011) 397-3536
www.gormanrupp.co.za

Gorman-Rupp Europe B.V.
Chris van der Gaag
Managing Director
Zandweistraat 19
4181CG Waardenburg
The Netherlands
Phone: +31 857 730 080
www.grpumps.eu

Gorman-Rupp Belgium SA
Chris van der Gaag
Managing Director
Zi de Rhisnes
Rue des Métiers
B-5020 Suarlée,
Belgium
Phone: +32 81 409 409
www.grpumps.eu

PATTERSON PUMPS GROUP



Patterson Pump Company
Kerby Pope
Group President
2129 Ayersville Road
Toccoa, GA 30577-3554
Phone: (706) 886-2101
www.pattersonpumps.com



Patterson Pump Ireland Limited
Gordon Dowling
Managing Director
Unit 1 IDA Ardmore
Business & Technology Park
Marlinstown, Mullingar, Co.
Westmeath, N91 R762
Republic of Ireland
Phone: 353 44 934 7078
www.ie.pattersonpumps.com

FILL-RITE GROUP



Fill-Rite Company
Rick Wiedemann
President
8825 Aviation Drive
Fort Wayne, IN 46809
Phone: (260) 747-7529
www.fillrite.com

NATIONAL PUMP COMPANY



National Pump Company
Jody Hastings
President
7706 North 71st Avenue
Glendale, AZ 85303-1703
Phone: (623) 979-3560
www.nationalpumpcompany.com

CUSTOM PUMPS GROUP



Gorman-Rupp Industries
Victor Swisher
General Manager
180 Hines Avenue
Bellville, OH 44813-1234
Phone: (419) 886-3001
www.gripumps.com




AMT Pump Company
Kevin Feeney
General Manager
400 Spring Street
Royersford, PA 19468-2519
Phone: (610) 948-3800
www.amtpump.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-6747

THE GORMAN-RUPP COMPANY

(Exact name of Registrant as specified in its charter)

Ohio	34-0253990
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

600 South Airport Road, Mansfield, Ohio	44903
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(419) 755-1011**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, without par value	GRC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

if securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common shares, without par value, of The Gorman-Rupp Company held by non-affiliates based on the closing sales price as of June 30, 2022 was approximately $569,200,000.

On March 8, 2023, there were 26,178,250 common shares, without par value, of The Gorman-Rupp Company outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Notice of 2023 Annual Meeting of Shareholders and related Proxy Statement are incorporated by reference into Part III (Items 10-14).

The Gorman-Rupp Company and Subsidiaries

Annual Report on Form 10-K
For the Year Ended December 31, 2022

* Included pursuant to the instructions to Item 401 of Regulation S-K.

PART I

Cautionary Note Regarding Forward-Looking Statements

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, The Gorman-Rupp Company provides the following cautionary statement: This Annual Report on Form 10-K contains various forward-looking statements based on assumptions concerning The Gorman-Rupp Company's operations, future results and prospects. These forward-looking statements are based on current expectations about important economic, political, and technological factors, among others, and are subject to risks and uncertainties, which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such uncertainties include, but are not limited to, our estimates of future earnings and cash flows, general economic conditions and supply chain conditions and any related impact on costs and availability of materials, integration of the Fill-Rite business in a timely and cost effective manner, retention of supplier and customer relationships and key employees, the ability to achieve synergies and cost savings in the amounts and within the time frames currently anticipated and the ability to service and repay indebtedness incurred in connection with the transaction. Other factors include, but are not limited to: company specific risk factors including (1) loss of key personnel; (2) intellectual property security; (3) acquisition performance and integration; (4) the Company's indebtedness and how it may impact the Company's financial condition and the way it operates its business; (5) general risks associated with acquisitions; (6) the anticipated benefits from the Fill-Rite transaction may not be realized; (7) impairment in the value of intangible assets, including goodwill; (8) defined benefit pension plan settlement expense; (9) LIFO inventory method, and (10) family ownership of common equity; and general risk factors including (11) continuation of the current and projected future business environment; (12) highly competitive markets; (13) availability and costs of raw materials and labor; (14) cyber security threats; (15) compliance with, and costs related to, a variety of import and export laws and regulations; (16) environmental compliance costs and liabilities; (17) exposure to fluctuations in foreign currency exchange rates; (18) conditions in foreign countries in which The Gorman-Rupp Company conducts business; (19) changes in our tax rates and exposure to additional income tax liabilities; and (20) risks described from time to time in our reports filed with the Securities and Exchange Commission. Except to the extent required by law, we do not undertake and specifically decline any obligation to review or update any forward-looking statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments or otherwise.

ITEM 1.   BUSINESS

The Gorman-Rupp Company ("Registrant", "Gorman-Rupp", the "Company", "we" or "our") was incorporated in Ohio in 1934. The Company designs, manufactures and globally sells pumps and pump systems for use in water, wastewater, construction, dewatering, industrial, petroleum, original equipment, agriculture, fire supression, heating, ventilating and air conditioning ("HVAC"), military and other liquid-handling applications.

On May 31, 2022, the Company acquired the assets of Fill-Rite and Sotera ("Fill-Rite"), a division of Tuthill Corporation, for $528.0 million. The Company funded the transaction with cash on-hand and new debt. The results of operations for Fill-Rite from the acquisition date are included in the Company's Consolidated Statements of Income for the year ended December 31, 2022.

PRODUCTS

The Company operates in one business segment, the manufacture and sale of pumps and pump systems. The following table sets forth, for the years 2020 through 2022, the total net sales, income before income taxes and year-end total assets of the Company.

| | (Dollars in thousands) | | |
	2022	**2021**	**2020**
Net sales	$ 521,027	$ 378,316	$ 348,967
Income before taxes	13,872	37,248	31,246
Total assets	872,830	420,754	394,457

The Company's product line consists of pump models ranging in size from 1/4" to nearly 15 feet and ranging in rated capacity from less than one gallon per minute to nearly one million gallons per minute. The types of pumps which the Company produces include self-priming centrifugal, standard centrifugal, magnetic drive centrifugal, axial and mixed-flow, vertical turbine line shaft, submersible, high-pressure booster, rotary gear, rotary vein, diaphragm, bellows and oscillating.

The pumps have drives that range from 1/35 horsepower electric motors up to much larger electric motors or internal combustion engines capable of producing several thousand horsepower. Many of the larger units comprise encased, fully-integrated water and wastewater pumping stations. In certain cases, units are designed for the inclusion of customer-supplied drives.

The Company's larger pumps are sold principally for use in the construction, industrial, water and wastewater handling fields; for flood control; for boosting low residential water pressure; for pumping refined petroleum products, including the ground refueling of aircraft; for fluid control in HVAC applications; and for various agricultural purposes.

The Company's pumps are also utilized for dewatering purposes. Additionally, pumps manufactured for fire suppression are used for sprinkler back-up systems, fire hydrants, stand pipes, fog systems and deluge systems at hotels, banks, factories, airports, schools, public buildings and hundreds of other types of facilities throughout the world.

Many of the Company's smallest pumps are sold to customers for incorporation into such products as food processing, chemical processing, medical applications, waste treatment, HVAC equipment, appliances and solar heating.

MARKETING

The Company's pumps are marketed in the United States and worldwide through a broad network of distributors, through manufacturers' representatives (for sales to many original equipment manufacturers), through third-party distributor catalogs, direct sales, and commerce. The Company regularly seeks alliances with distributors and other partners to further enhance marketing opportunities. Export sales are made primarily through foreign distributors and representatives. The Company has long-standing relationships with many of the leading independent distributors in the markets it serves and provides specialized training programs to distributors on a regular basis with a focus on meeting the world's water and wastewater pumping needs.

During 2022, 2021 and 2020, there were no shipments to any single customer that exceeded 10% of total net sales. Gorman-Rupp continued to actively pursue international business opportunities and, in 2022, shipped its pumps to approximately 130 countries around the world. No sales made to customers in any one foreign country amounted to more than 10% of total net sales for 2022, 2021 or 2020.

COMPETITION

The pump industry is highly fragmented and therefore Gorman-Rupp competes with a large number of businesses. Numerous pump competitors exist as subsidiaries, divisions or departments within significantly larger corporations. The Company also faces increased competition from foreign-sourced pumps in most of the Company's domestic markets.

Most commercial and industrial pumps are specifically designed and engineered for a particular customer's application. The Company believes that proper application, product performance, and quality of delivery and service are its principal methods of competition, and attributes its success to its continued emphasis in these areas. In the sale of products and services, the Company benefits from its large base of previously installed products, which periodically require replacement parts due to the critical application and nature of the products and the conditions under which they operate.

PURCHASING AND PRODUCTION

Substantially all of the materials, supplies, components and accessories used by the Company in the fabrication of its products, including all castings (for which most patterns are made and owned by the Company), structural steel, bar stock, motors, solenoids, engines, seals, and plastic and elastomeric components are purchased by the Company from other suppliers and manufacturers. The Company does not purchase materials under long-term contracts and is not dependent upon a single source for any materials, supplies, components or accessories which are of material importance to its business.

The Company purchases motor components for its large submersible pumps, and motors and engines for its pump systems, from a limited number of suppliers, while motors for its polypropylene bellows pumps and magnetic drive pumps are purchased from several alternative vendors. Products requiring small motors are also sourced from alternative suppliers.

The other production operations of the Company consist of the machining of castings, the cutting, shaping and welding of bar stock and structural members, the design and assembly of electrical control panels, the manufacture of some small motors and a few minor components, and the assembling, painting and testing of its products. Substantially all of the Company's products are tested prior to shipment.

HUMAN CAPITAL

As of December 31, 2022, the Company employed approximately 1,420 persons, of whom approximately 800 were hourly employees. The majority of the Company's manufacturing operations take place in the United States, as evidenced by 88% of its employees being in the Company's U.S. locations and 12% of its employees being in its international locations.

Our approach is to develop talent from within and supplement with external hires. We invest resources to develop the talent needed to remain a leading designer and manufacturer of pumps and pump systems. We provide our employees with training opportunities and educational benefits to assist in the expansion of their careers and skills. This approach has resulted in a deep understanding among our employee base of our business, products, and customers. We believe that our average tenure of 10 years, as of the end of 2022, reflects both the strong engagement of our employees and our positive workplace culture. Approximately 8% of our employees operate under a collective bargaining agreement. The Company has never experienced a work stoppage.

We provide competitive compensation and benefits programs to help meet the needs of our employees. In addition to salaries, these programs (which vary by country and region) include profit sharing, a 401(k) plan, medical insurance and benefits, health savings accounts, paid time off, and tuition assistance, among others. Certain domestic employees hired prior to January 1, 2008, and certain union employees, participate in defined benefit plans. Non-union employees hired after this date, in eligible locations, participate in an enhanced 401(k) plan instead of the defined benefit plan. To create performance incentives and to encourage share ownership by our employees, we have implemented an employee stock purchase plan, which enables eligible employees worldwide to purchase the Company's common shares at a discount through payroll contributions. Because our business involves the manufacturing of products, many of our employees are unable to work from home. For certain positions, we do provide hybrid work from home options.

The health and safety of our workforce is fundamental to the success of our business. We provide our employees upfront and ongoing safety training to ensure that safety policies and procedures are effectively communicated and implemented. We also provide personal protective equipment to those employees who need it to perform their job functions safely. We have experienced personnel on-site at each of our manufacturing locations who are tasked with environmental, health and personal safety education and compliance, and in certain locations we have an on-site nurse available to our employees for medical needs.

We are committed to upholding fundamental human rights and believe that all human beings should be treated with dignity, fairness and respect. This commitment is outlined in our Human Rights Policy which applies to all employees worldwide including part time and temporary workers. We communicated our expectation that suppliers also adhere to our Human Rights Policy through our Supplier Code of Conduct. We strive to promote inclusion and diversity in the workplace, engage with our communities, and encourage our suppliers to treat their employees in a manner that respects human rights. We utilize an on-line platform to provide training to all employees worldwide in key areas such as harassment and discrimination prevention, human rights, and our code of conduct. We also internally publicize the availability of an anonymous ethics hotline through which any employee may report any ethics, safety or other employment concerns.

OTHER ASPECTS

Although the Company owns a number of patents, several of which are important to its business, the Company does not consider its business to be materially dependent upon any one or more patents. The Company's patents, trademarks and other intellectual property are adequate for its business purposes.

AVAILABLE INFORMATION

The Company maintains a website accessible through its internet address of www.gormanrupp.com. Gorman-Rupp makes available free of charge on or through www.gormanrupp.com its Annual Report to Shareholders, its annual Proxy Statement, its annual report on Form 10-K, its quarterly reports on Form 10-Q, and its current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after those reports (and any amendments) are electronically filed with or furnished to the Securities and Exchange Commission ("Commission"). However, the information contained on the Company's website is not a part of this Form 10-K or any other report filed with or furnished to the Commission.

A paper copy of the Company's Form 10-K is also available free of charge upon written request to the Company's Corporate Secretary.

ITEM 1A. RISK FACTORS

Gorman-Rupp's business and financial performance are subject to various risks and uncertainties, some of which are beyond its control. In addition to the risks discussed elsewhere in this Form 10-K, the following risks and uncertainties could materially adversely affect the Company's business, prospects, financial condition, results of operations, liquidity and access to capital markets. These risks could cause the Company's actual results to differ materially from its historical experience and from expected results discussed in forward-looking statements made by the Company related to conditions or events that it anticipates may occur in the future.

COMPANY SPECIFIC RISK FACTORS

Loss of key personnel

The Company's success depends to a significant extent on the continued service of its executive management team and the ability to recruit, hire and retain other key management personnel to support the Company's growth and operational initiatives and replace executives who retire or resign. Failure to retain key management personnel and attract and retain other highly-skilled personnel could limit the Company's global growth and ability to execute operational initiatives, or may result in inefficient and ineffective management and operations, which could harm the Company's revenues, operations and product development efforts and could eventually result in a decrease in profitability.

Intellectual property security

The Company possesses a wide array of intellectual property rights, including patents, trademarks, copyrights, and applications for the above, as well as other proprietary information. There is a risk that third parties would attempt to copy, in full or in part, the Company's products, technologies or industrial designs, or to obtain unauthorized access and use of Company technological know-how or other protected intellectual property rights. Also, other companies could successfully develop technologies, products or industrial designs similar to the Company's, and thus potentially compete with the Company. From time to time, the Company has been faced with instances where competitors have infringed or unfairly used its intellectual property or taken advantage of its design and development efforts. The ability to protect and enforce intellectual property rights varies across jurisdictions. Competitors who attempt to copy the Company's products, technologies or industrial designs are becoming more prevalent, particularly in Asia. If the Company is unable to adequately enforce and protect its intellectual property rights, it could adversely affect its revenues and profits and hamper its ability to grow.

Competitors and others may also challenge the validity of the Company's intellectual property or allege that it has infringed their intellectual property, including through litigation. The Company may be required to pay substantial damages if it is determined its products infringe the intellectual property of others. The Company may also be required to develop an alternative, non-infringing product that could be costly and time-consuming, or acquire a license (if available) on terms that are not favorable to it. Regardless of whether infringement claims against the Company are successful, defending against such claims could significantly increase the Company's costs, divert management's time and attention away from other business matters, and otherwise adversely affect the Company's results of operations and financial condition.

Acquisition performance and integration

The Company's historical growth has depended, and its future growth is likely to continue to depend, in part on its acquisition strategy and the successful integration of acquired businesses into existing operations. The Company intends to continue to seek additional domestic and international acquisition opportunities that have the potential to support and strengthen its operations. The Company cannot assure it will be able to successfully identify suitable acquisition opportunities, prevail against competing potential acquirers, negotiate appropriate acquisition terms, obtain financing that may be needed to consummate such acquisitions, complete proposed acquisitions, successfully integrate acquired businesses into existing operations or expand into new markets. In addition, the Company cannot assure that any acquisition, even if successfully integrated, will perform as planned, be accretive to earnings, or prove to be beneficial to the Company's operations and cash flows.

The Company incurred substantial indebtedness, which may impact the Company's financial condition and the way it operates its business

In connection with the Company's acquisition of the assets of Fill-Rite, the Company incurred substantial indebtedness. Such indebtedness includes senior secured first lien credit facilities comprised of a $350 million term loan facility and a $100 million revolving credit facility, and an unsecured senior subordinated term loan facility in an aggregate principal amount of $90 million. The indebtedness could have important negative consequences, including:

- higher borrowing costs resulting from fluctuations in our variable benchmark borrowing rates that have adversely affected, and could in the future adversely affect, our interest rates;

- reduced availability of cash for the Company's operations and other business activities after satisfying interest payments and other requirements under the terms of its debt instruments;

- less flexibility to plan for or react to competitive challenges, and a competitive disadvantage relative to competitors that do not have as much indebtedness;

- difficulty in obtaining additional financing in the future;

- inability to comply with covenants in, and potential for default under, the Company's debt instruments;

- inability to operate our business or to take advantage of business opportunities due to restrictions created from the debt covenants; and

- challenges to repaying or refinancing any of the Company's debt.

The Company's ability to satisfy its debt and other obligations will depend principally upon its future operating performance. As a result, prevailing economic conditions and financial, business, legal and regulatory and other factors, many of which are beyond the Company's control, may affect its ability to make payments on its debt and other obligations.

The Company's operations are subject to the general risks associated with acquisitions

The Company has historically made strategic acquisitions of businesses, such as Fill-Rite, and may do so in the future in support of its strategy. The success of past and future acquisitions is dependent on the Company's ability to successfully integrate acquired and existing operations. If the Company is unable to integrate acquisitions successfully, its financial results could suffer. Additional potential risks associated with acquisitions are the diversion of management's attention from other business concerns, additional debt leverage, the loss of key employees and customers of the acquired business, the assumption of unknown liabilities, disputes with sellers, and the inherent risk associated with the Company entering new lines of business.

The anticipated benefits from the Fill-Rite transaction may not be realized

The Company may not realize the full benefits of the increased sales volume and other benefits that are currently expected to result from the Fill-Rite transaction, or realize these benefits within the time frame that is currently expected. In addition, the benefits of the Fill-Rite transaction may be offset by operating losses relating to changes in material or energy prices, inflationary economic conditions, increased competition, or by other risks and uncertainties. If the Company fails to realize the benefits it anticipates from the Fill-Rite transaction, the Company's results of operations may be adversely affected.

Impairment in the value of intangible assets, including goodwill

The Company's total assets reflect goodwill from acquisitions, representing the excess cost over the fair value of the identifiable net assets acquired, including other indefinite-lived and finite-lived intangible assets. Goodwill and other indefinite-lived intangible assets are not amortized but are reviewed annually for impairment as of October 1 or whenever events or changes in circumstances indicate there may be a possible permanent loss of value using either a quantitative or qualitative analysis. Finite-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. If future operating performance at one or more of the Company's reporting units were to fall significantly below forecast levels or if market conditions for one or more of its acquired businesses were to decline, the Company could be required to incur a non-cash charge to operating income for impairment. Any impairment in the value of these assets could have an adverse non-cash impact on the Company's reported results of operations.

Defined benefit pension plan settlement expense

The Company sponsors a defined benefit pension plan ("GR Plan") covering certain domestic employees and accrues amounts for funding of its obligations under the plan. The GR Plan allows eligible retiring employees to receive a lump-sum distribution for benefits earned in lieu of annual payments and most of the Company's retirees historically have elected this option. Under applicable accounting rules, if the lump-sum distributions made for a plan year exceed an actuarially-determined threshold of the total of the service cost and interest cost for the plan year, the Company at such point would be required to recognize for that year's results of operations settlement expense for the resulting unrecognized actuarial loss. The Company has been required to make such adjustments, and, if such non-cash adjustments are necessary in future periods, they may negatively impact the Company's operating results.

In 2022, 2021, and 2020, the Company recorded pre-tax non-cash pension settlement charges of $6.4 million, $2.3 million, and $4.6 million, respectively, driven by lump-sum distributions discussed above. See Note 10 to the Consolidated Financial Statements, Pensions and Other Postretirement Benefits.

LIFO inventory method

The majority of the Company's inventories are valued on the last-in, first-out (LIFO) method and stated at the lower of cost or market. Current cost approximates replacement cost, or market, and LIFO cost is determined at the end of each fiscal year based on inventory levels on-hand at current replacement cost and a LIFO reserve. The Company uses the simplified LIFO method, under which the LIFO reserve is determined utilizing the inflation factor specified in the Producer Price Index for Machinery and Equipment – Pumps, Compressors and Equipment, as published by the U.S. Bureau of Labor Statistics. Interim LIFO calculations are based on management's estimate of the expected year-end inflation index and, as such, are subject to adjustment each quarter including the fourth quarter when the inflation index for the year is finalized. If inflation causes the Producer Price Index for Machinery and Equipment – Pumps, Compressors and Equipment to increase in future periods, the LIFO reserve will increase with a corresponding increase to non-cash LIFO expense which may negatively impact the Company's operating results.

In 2022, 2021, and 2020, the Company recorded pre-tax non-cash LIFO expense of $18.0 million, $6.7 million, and $1.0 million, respectively. See Note 5 to the Consolidated Financial Statements, Inventories.

As of December 31, 2022 we had a LIFO reserve of $88.2 million, which at the current U.S. Corporate tax rate, represents approximately $18.5 million of income taxes, payment of which is delayed to future dates based upon changes in inventory costs. From time-to-time, discussions regarding changes in U.S. tax laws have included the potential of LIFO being repealed. Should LIFO be repealed, the $18.5 million of postponed taxes, plus any future benefit realized prior to the date of repeal, would likely have to be repaid over some period of time. Repayment of these postponed taxes will reduce the amount of cash that we would have available to fund our operations, working capital, capital expenditures, acquisitions, or general corporate or other business activities. This could materially and adversely affect our business, financial condition and results of operations,

Family ownership of common equity

A substantial percentage of the Company's common shares is held by various members of the Gorman family and their respective affiliates. Because of this concentrated ownership relative to many other publicly-traded companies, the market price of the Company's common shares may be influenced by lower trading volume and therefore more susceptible to price fluctuations than many other companies' shares. If any one or more of the Company's significant shareholders were to sell all or a portion of their holdings of Company common shares at once or within short periods of time, or there was an expectation that such a sale was imminent, then the market price of the Company's common shares could be negatively affected.

GENERAL RISK FACTORS

Continuation of current and projected future business environment

The overall pump industry is cyclical in nature, and some of its business activity is related to general business conditions in the durable goods and capital equipment markets. Demand for most of the Company's products and services is affected by the level of new capital investment and planned maintenance expenditures by its customers. The level of such investment and expenditures by our customers depends, in turn, on factors such as general economic conditions, availability of credit, economic conditions within their respective industries and expectations of future market behavior. Volatility or sustained increases in prices of commodities such as oil and agricultural products can negatively affect the levels of investment and expenditures of certain customers and result in postponement of capital investment decisions or the delay or cancellation of existing orders. Inflationary economic conditions may further increase prices and exacerbate these risks. Any of these developments may negatively impact the Company's sales.

Highly competitive markets

Gorman-Rupp sells its products in highly competitive markets. Maintaining and improving the Company's competitive position requires periodic investment in manufacturing, engineering, quality standards, marketing, customer service and support, and distribution networks. Even with such investment, the Company may not be successful in maintaining its competitive position. The Company's competitors may develop products that are superior to its products, or may develop methods of more efficiently and effectively providing products and services, or may adapt more quickly to new technologies or evolving customer requirements. Pricing pressures may require the Company to adjust the prices of its products downward to stay competitive. The Company may not be able to compete successfully with its existing competitors or with new competitors. Failure to compete successfully could negatively impact the Company's sales, operating margins and overall financial performance.

Availability and costs of raw materials and labor

The Company could be adversely affected by raw material price volatility or an inability of its suppliers to meet quality and delivery requirements. We are required to maintain sufficient inventories to accommodate the needs of our customers, often with short lead times. Our business could be adversely affected if we fail to source and maintain adequate inventory levels. Raw material and energy expenses are substantial drivers of costs in the manufacture of pumps and changes in these costs are often unpredictable. While the Company manufactures certain parts and components used in its products, the Company's business requires substantial amounts of raw materials, parts and components to be purchased from suppliers. The availability and prices of raw materials, parts and components purchased from the Company's suppliers may be subject to curtailment or change due to, among other things, suppliers' allocations to other purchasers, interruptions in production or deliveries by suppliers, changes in exchange rates, tariffs, changes in duty rates and changes in other trade barriers and import and export licensing requirements.

The Company's business depends, in part, upon the adequate recruitment and retention, and continued service of, key managerial, engineering, marketing, sales and technical and operational personnel. Economic conditions may cause an increasingly competitive labor market, which could lead to labor shortages or increased turnover rates within, or increased labor costs to maintain, the Company's employee base.

These considerations may also impact the operations of the Company's suppliers, who may seek to pass along any increased costs to the Company. Inflationary economic conditions may further increase these various costs. The Company may not be able to pass along any increased material or labor costs to customers for competitive or other reasons. A change in the availability of, or increases in the costs associated with raw materials, parts and components or labor and workforce could affect our ability to fulfill our customer backlog and materially affect our business, financial condition, results of operations or cash flows.

Cyber security threats

Increased global information technology security threats and more sophisticated and targeted computer crime pose a risk to the security of Gorman-Rupp's systems and networks and to the confidentiality, availability, and integrity of its data. While the Company attempts to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of its networks and systems, and the deployment of backup and protective systems, the Company's systems, networks, proprietary information, products, solutions and services remain potentially vulnerable to advanced persistent threats. Depending on their nature and scope, such threats could potentially lead to liability for damages or the loss of confidential information including as a result of, but not limited to, the compromising of confidential information relating to customer, supplier, or employee data, improper use of the Company's systems and networks, manipulation and destruction of data, defective products, production downtimes and operational disruptions which, in turn, could adversely affect Gorman-Rupp's reputation, competitiveness and results of operations.

Compliance with, and costs related to, a variety of import and export laws and regulations

The Company is subject to a variety of laws and regulations regarding international operations, including regulations issued by the U.S. Department of Commerce Bureau of Industry and Security and various other domestic and foreign governmental agencies. Actual or alleged violations of import-export laws could result in enforcement actions and/or financial penalties. The Company cannot predict the nature, scope or effect of future regulatory requirements to which our international operations and trading practices might be subject or the manner in which existing laws or regulations might be administered or interpreted. Future legislation or regulations could limit the countries in which certain of our products may be manufactured or sold or could restrict our access to, and increase the cost of obtaining, products from foreign sources.

Environmental compliance costs and liabilities

The Company's operations and properties are subject to numerous domestic and foreign environmental laws and regulations which can impose operating and/or financial sanctions for violations. Moreover, environmental and sustainability initiatives, practices, rules and regulations are under increasing scrutiny of both governmental and non-governmental bodies and may require changes to the Company's operational practices, standards and expectations and, in turn, increase the Company's compliance costs. Periodically, the Company has incurred, and it expects to continue to incur, operating and capital costs to comply with environmental requirements. The Company monitors its environmental responsibilities, together with trends in the related laws, and believes it is in substantial compliance with current regulations. If the Company is required to incur increased compliance costs or violates environmental laws or regulations, future environmental compliance expenditures or liabilities could have a material adverse effect on our financial condition, results of operations or cash flows.

Exposure to fluctuations in foreign currency exchange rates

The Company is exposed to fluctuations in foreign currency exchange rates, particularly with respect to the Euro, Canadian Dollar, South African Rand and British Pound. Any significant change in the value of these currencies could affect the Company's ability to sell products competitively and control its cost structure, which could have a material effect on its financial condition, results of operations or cash flows.

Conditions in foreign countries in which the Company conducts business

In 2022, 27% of the Company's net sales were to customers outside the United States. The Company expects its international and export sales to continue to be a significant portion of its revenue. The Company's sales from international operations and export sales are subject, in varying degrees, to risks inherent to doing business outside the United States. These risks include, but are not limited to, the following, some of which are further addressed in our other Risk Factors:

- Possibility of unfavorable circumstances arising from host country laws or regulations;

- Currency exchange rate fluctuations and restrictions on currency repatriation;

- Potential negative consequences from changes to taxation policies;

- Disruption of operations from labor or political disturbances, or public health crises;

- Changes in tariffs, duty rates, and other trade barriers and import and export licensing requirements;

- Increased costs and risks of developing, staffing and simultaneously managing a number of global operations as a result of distance as well as language and cultural differences; and

- Insurrections, armed conflicts, terrorism or war.

Any of these events could have an adverse impact on the Company's business and operations.

Changes in our tax rates and exposure to additional income tax liabilities

Gorman-Rupp is subject to income and other taxes in the United States federal jurisdiction and various local, state and foreign jurisdictions. The Company's future effective income tax rates could be unfavorably affected by various factors, including changes in the tax rates as well as rules and regulations in relevant jurisdictions. In addition, the amount of income taxes paid is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. authorities. If these audits result in assessments different from amounts recorded, the Company's future financial results may include unfavorable adjustments.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

The Company's corporate headquarters are located in Mansfield, Ohio. The production operations of the Company are conducted at several locations throughout the United States and other countries as set forth below. The Company is a lessee under a number of operating leases for certain real properties, none of which is material to its operations.

The Company's principal production operations are:

United States

Mansfield (two) and Bellville, Ohio	Royersford, Pennsylvania (two)	Olive Branch, Mississippi
Toccoa, Georgia	Glendale, Arizona	Lubbock, Texas
Fort Wayne, Indiana	Lenexa, Kansas	

Other Countries

St. Thomas, Ontario, Canada	County Westmeath, Ireland	Waardenburg, The Netherlands
Johannesburg, South Africa	Namur, Belgium	

The Company owns a facility in Dallas, Texas comprising a training center and warehouse.

Gorman-Rupp considers its plants, machinery and equipment to be well maintained, in good operating condition and adequate for the present uses and business requirements of the Company.

ITEM 3.   LEGAL PROCEEDINGS

For over twenty years, numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities' alleged use of asbestos in their products. Since 2001, the Company and some of its subsidiaries have been involved in this mass-scaled litigation, typically as one of many co-defendants in a particular proceeding. The allegations in the lawsuits involving the Company and/or its subsidiaries have been vague, general and speculative. Most of these lawsuits have been dismissed without advancing beyond the early stage of discovery, some as a result of nominal monetary settlements recommended for payment by the Company's insurers. The claims and related legal expenses generally have been covered by the Company's insurance, subject to applicable deductibles and limitations. Accordingly, this series of lawsuits has not, cumulatively or individually, had a material adverse impact on the Company's consolidated results of operations, liquidity or financial condition, nor is it expected to have any such impact in the future, based on the current knowledge of the Company.

In addition, the Company and/or its subsidiaries are parties in a small number of legal proceedings arising in the ordinary course of business. Management does not currently believe that these proceedings will materially impact the Company's consolidated results of operations, liquidity or financial condition.

ITEM 4.   MINE SAFETY DISCLOSURE

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the executive officers of the Company as of January 31, 2023:

Name	Age	Office	Date Elected to Executive Office Position
Jeffrey S. Gorman	70	Executive Chairman	1998
Scott A. King	48	President and Chief Executive Officer	2019
James C. Kerr	60	Executive Vice President and Chief Financial Officer	2017
Brigette A. Burnell	47	Executive Vice President, General Counsel and Corporate Secretary	2014

Mr. Gorman was elected Executive Chairman effective January 1, 2022 after previously serving as Chairman of the Board since April 25, 2019, Chief Executive Officer from May 1, 1998 to December 31, 2021 and as President from 1998 to 2020 after having served as Senior Vice President since 1996. Mr. Gorman also held the position of General Manager of the Gorman-Rupp Pumps USA division from 1989 through 2005. He served as Assistant General Manager from 1986 to 1988; and he held the office of Corporate Secretary from 1982 to 1990. He has served as a Director of the Company continuously since 1989.

Mr. King was elected Chief Executive Officer effective January 1, 2022 in addition to his role as President. Mr. King served as President and Chief Operating Officer since January 1, 2021 after previously serving as Vice President and Chief Operating Officer since April 25, 2019. Mr. King also previously served as Vice President of Operations effective March 1, 2018 and as Vice President from April 1, 2017 to February 28, 2018. Mr. King previously held positions with the Gorman-Rupp Pumps USA division of the Company as Vice President and General Manager from January 1, 2014 until March 31, 2017, Vice President of Operations from June 1, 2010 until December 31, 2013, Director of Manufacturing from July 1, 2007 until May 31, 2010 and Manufacturing Manager from November 1, 2004 until June 30, 2007. He has served as a Director of the Company continuously since 2021.

Mr. Kerr was elected Executive Vice President and Chief Financial Officer effective January 1, 2021 after previously serving as Vice President and Chief Financial Officer since March 1, 2018. Mr. Kerr previously served as Chief Financial Officer effective January 1, 2017 and as Vice President of Finance from July 18, 2016 to December 31, 2016. Prior to 2016, Mr. Kerr served as both Executive Vice President and Chief Financial Officer of Jo-Ann Stores from 2006 to 2015 and as Vice President, Controller of Jo-Ann Stores from 1998 to 2006.

Ms. Burnell was elected Executive Vice President, General Counsel and Corporate Secretary effective March 1, 2022 after previously serving as Senior Vice President, General Counsel and Corporate Secretary since January 1, 2021. Ms. Burnell previously served as Vice President, General Counsel and Corporate Secretary effective March 1, 2018, General Counsel effective May 1, 2015, and as Corporate Secretary effective May 1, 2014. Ms. Burnell previously served as Corporate Counsel effective May 1, 2014. Ms. Burnell joined the Company as Corporate Attorney on January 2, 2014. Prior to 2014, Ms. Burnell served as Corporate Counsel of Red Capital Group from 2011 to 2013 and as an Associate at Jones Day from 2002 to 2011.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Common Stock is listed on the New York Stock Exchange under the ticker symbol "GRC". On February 1, 2023, there were 1,570 registered holders of the Company's common shares.

The Company currently expects to continue its exceptional history of paying regular quarterly dividends, and increased annual dividends. However, any future dividends will be reviewed individually and declared by our Board of Directors at its discretion, dependent on an assessment of the Company's financial condition and business outlook at the applicable time.

PERFORMANCE GRAPH

The following stock price performance graph and related table compares the cumulative total returns (assuming reinvestment of dividends) on $100 invested on December 31, 2017 through December 31, 2022 in the Company's common shares, the NYSE Composite Index, the NYSE American Index and a peer group of companies in the SIC Code 3561 Index — Pumps and Pumping Equipment. The stock price performance graph and related table is not necessarily indicative of future investment performance. This graph is not deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the graph shall not be deemed to be incorporated by reference into any prior or subsequent filing by us under the Securities Act of 1933, as amended, or the Exchange Act.



	2017	2018	2019	2020	2021	2022
The Gorman-Rupp Company	100.00	111.78	131.52	115.91	161.92	95.23
NYSE Composite	100.00	91.20	114.67	122.69	148.06	134.22
NYSE American	100.00	88.23	100.34	92.80	134.71	162.54
SIC Code 3561	100.00	91.06	121.51	141.94	166.38	144.49

PURCHASES OF EQUITY SECURITIES
(Amounts in tables in thousands of dollars, except share and per share data)

On October 29, 2021, the Company announced a share repurchase program of up to $50.0 million of the Company's common shares. Shares may be repurchased from time to time by the Company through a variety of methods, which may include open-market transactions, pre-set trading plans designed in accordance with Rule 10b5-1, privately negotiated transactions, accelerated share repurchase transactions, or any combination of such methods. The actual number of shares repurchased will depend on prevailing market conditions, alternative uses of capital and other factors, and will be determined at management's discretion. The Company is not obligated to make any purchases under the program, and the program may be suspended or discontinued at any time. The program does not have an expiration date.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program
October 1 to October 31, 2022	-	-	-	$ 48,067
November 1 to November 30, 2022	-	-	-	48,067
December 1 to December 31, 2022	-	-	-	48,067
Total	-	-	-	$ 48,067

ITEM 6. RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Amounts in tables in thousands of dollars, except for per share data)

Executive Overview

On May 31, 2022, the Company acquired the assets of Fill-Rite and Sotera ("Fill-Rite"), a division of Tuthill Corporation, for $528.0 million. When adjusted for approximately $80.0 million in expected tax benefits, the net transaction value is approximately $448.0 million. The Company funded the transaction with cash on-hand and new debt. The Company incurred $7.1 million of one-time acquisition costs during the year ended December 31, 2022 and does not expect to incur material acquisition costs in connection with the transaction going forward. The results of operations for Fill-Rite from the acquisition date are included in the Company's Consolidated Statements of Income for the year ended December 31, 2022.

The following discussion of Results of Operations includes certain non-GAAP financial data and measures such as adjusted earnings per share and adjusted earnings before interest, taxes, depreciation and amortization. Adjusted earnings per share is earnings per share excluding non-cash pension settlement charges per share, one-time acquisition costs per share, amortization of step up in value of acquired inventories per share, and amortization of customer backlog per share. Adjusted earnings before interest, taxes, depreciation and amortization is net income (loss) excluding interest, taxes, depreciation and amortization, adjusted to exclude non-cash pension settlement charges, one-time acquisition costs, amortization of step up in value of acquired inventories, amortization of customer backlog, and non-cash LIFO expense. Management utilizes these adjusted financial data and measures to assess comparative operations against those of prior periods without the distortion of non-comparable factors. The inclusion of these adjusted measures should not be construed as an indication that the Company's future results will be unaffected by unusual or infrequent items or that the items for which the Company has made adjustments are unusual or infrequent or will not recur. Further, the impact of the LIFO inventory costing method can cause results to vary substantially from company to company depending upon whether they elect to utilize LIFO and depending upon which method they may elect. The Gorman-Rupp Company believes that these non-GAAP financial data and measures also will be useful to investors in assessing the strength of the Company's underlying operations from period to period. These non-GAAP financial measures are not intended to replace GAAP financial measures, and they are not necessarily standardized or comparable to similarly titled measures used by other companies. Provided below is a reconciliation of adjusted earnings per share and adjusted earnings before interest, taxes, depreciation and amortization.

	2022	2021	2020
Adjusted earnings per share:			
Reported earnings per share – GAAP basis	$ 0.43	$ 1.14	$ 0.97
Plus pension settlement charge	0.20	0.07	0.14
Plus one-time acquisition costs	0.22	-	-
Plus amortization of step up in value of acquired inventories	0.04	-	-
Plus amortization of acquired customer backlog	0.05	-	-
Non-GAAP adjusted earnings per share	$ 0.94	$ 1.21	$ 1.11
Adjusted earnings before interest, taxes, depreciation and amortization:			
Reported net income – GAAP basis	$ 11,195	$ 29,851	$ 25,188
Plus interest expense	19,240	1	18
Plus provision for income taxes	2,677	7,397	6,058
Plus depreciation and amortization	21,158	11,914	12,692
Non-GAAP earnings before interest, taxes, depreciation and amortization	54,270	49,163	43,956
Plus pension settlement charge	6,427	2,304	4,583
Plus one-time acquisition costs	7,088	-	-
Plus amortization of step up in value of acquired inventories	1,406	-	-
Plus amortization of acquired customer backlog	1,517	-	-
Plus non-cash LIFO expense	18,041	6,669	969
Non-GAAP adjusted earnings before interest, taxes, depreciation and amortization	$ 88,749	$ 58,136	$ 49,508

The Gorman-Rupp Company ("we", "our", "Gorman-Rupp" or the "Company") is a leading designer, manufacturer and international marketer of pumps and pump systems for use in diverse water, wastewater, construction, dewatering, industrial, petroleum, original equipment, agriculture, fire suppression, heating, ventilating and air conditioning (HVAC), military and other liquid-handling applications. The Company attributes its success to long-term product quality, applications and performance combined with timely delivery and service, and continually seeks to develop initiatives to improve performance in these key areas.

We regularly invest in training for our employees, in new product development and in modern manufacturing equipment, technology and facilities all designed to increase production efficiency and capacity and drive growth by delivering innovative solutions to our customers. We believe that the diversity of our markets is a major contributor to the generally stable financial growth we have produced historically.

As a result of the Fill-Rite acquisition, the Company's cash position decreased $118.4 million during the year ended December 31, 2022 to $6.8 million. The Company generated $88.7 million in adjusted earnings before interest, taxes, depreciation and amortization during the same period. From these earnings, the Company invested $18.0 million primarily in buildings, machinery and equipment and returned $17.9 million in dividends to shareholders.

Capital expenditures in 2022 were $18.0 million and consisted primarily of machinery and equipment and building improvements. Capital expenditures for the full-year 2023 are presently planned to be in the range of $18-$20 million primarily for machinery and equipment purchases, and are expected to be financed through internally-generated funds.

The Company's backlog of orders was $267.4 million at December 31, 2022 compared to $186.0 million at December 31, 2021, an increase of 43.8%. Fill-Rite added $13.0 million to the backlog at December 31, 2022. The increase in backlog for the year ending December 31, 2022 was primarily driven by strong incoming orders during the year, large municipal orders which are longer term in nature, and the acquisition of Fill-Rite. The backlog aging was consistent with historical levels. Approximately 89% of the Company's backlog of unfilled orders is scheduled to be shipped during 2023, with the remainder principally during the first half of 2024.

Incoming orders increased 30.6% for the year ending December 31, 2022 compared to the same period in 2021, and 11.2% excluding Fill-Rite.

On January 26, 2023, the Board of Directors authorized the payment of a quarterly dividend of $0.175 per share, representing the 292nd consecutive quarterly dividend to be paid by the Company. During 2022, the Company again paid increased dividends and thereby attained its 50th consecutive year of increased dividends. These consecutive years of increases continue to position Gorman-Rupp in the top 50 of all U.S. public companies with respect to number of years of increased dividend payments. The regular dividend yield at December 31, 2022 was 2.7%.

The Company currently expects to continue its exceptional history of paying regular quarterly dividends and increased annual dividends. However, any future dividends will be reviewed individually and declared by our Board of Directors at its discretion, dependent on our assessment of the Company's financial condition and business outlook at the applicable time.

Outlook

As we begin our 90th year, our outlook remains positive. We enter 2023 with record backlog and believe the majority of our markets will continue to show growth, particularly those related to infrastructure. We expect our 2023 gross margin to benefit as the pricing actions we have taken throughout 2022 are fully realized and the impact of LIFO and related expense returns to more normal levels. In addition to pursuing earnings growth, we continue to focus on cash flow by improving on our working capital through inventory management without diminishing customer service.

Results of Operations – 2022 Compared to 2021:

Net Sales

| | Year Ended December 31, | | | |
	2022	2021	$ Change	% Change
Net sales	$ 521,027	$ 378,316	$ 142,711	37.7%

Net sales for 2022 were $521.0 million compared to net sales of $378.3 million for 2021, an increase of 37.7% or $142.7 million. Domestic sales of $381.3 million increased 46.3%, or $120.6 million, and international sales of $139.7 million increased 18.8%, or $22.1 million, compared to 2021. Fill-Rite sales, which are primarily domestic, were $87.4 million from the acquisition date of May 31, 2022 to December 31, 2022.

Excluding Fill-Rite, sales in our water markets increased 15.9% or $42.5 million in 2022 compared to 2021. Sales increased $17.3 million in the fire market, $14.8 million in the municipal market, $6.4 million in the repair market, and $5.1 million in the construction market. Partially offsetting these increases was a decrease of $1.1 million in the agriculture market.

Excluding Fill-Rite, sales in our non-water markets increased 11.7% or $12.8 million in 2022 compared to 2021. Sales increased $13.5 million in the industrial market and $1.9 million in the OEM market. Partially offsetting these increases was a decrease of $2.6 million in the petroleum market.

Cost of Products Sold and Gross Profit

| | Year Ended December 31, | | | |
	2022	2021	$ Change	% Change
Cost of products sold	$ 390,090	$ 282,419	$ 107,671	38.1%
% of Net sales	*74.9%*	*74.7%*		
Gross margin	*25.1%*	*25.3%*		

Gross profit was $130.9 million in 2022, resulting in gross margin of 25.1%, compared to gross profit of $95.9 million and gross margin of 25.3% in 2021. The 20 basis point decrease in gross margin was driven by a 280 basis point increase in cost of material, which included an unfavorable LIFO impact of 170 basis points, an unfavorable impact of 30 basis points related to Fill-Rite inventory recorded at fair value and recognized during the second quarter of 2022, and an unfavorable impact of 30 basis points related to the amortization of acquired Fill-Rite customer backlog. The full amount of the step up to record Fill-Rite inventory at fair value was recognized during the second quarter of 2022 and will not recur, while the acquired Fill-Rite customer backlog will be fully amortized within the next two quarters. The increase in cost of material was partially offset by a 260 basis point improvement from labor and overhead leverage due to increased sales volume.

For further discussion on the LIFO inventory costing method, see Note 1 "Summary of Significant Accounting Policies" and Note 5 "Inventories" in the Notes to our Consolidated Financial Statements.

Selling, General and Administrative (SG&A) Expenses

| | Year Ended December 31, | | | |
	2022	2021	$ Change	% Change
Selling, general and administrative expenses	$ 83,117	$ 56,004	$ 27,113	48.4%
% of Net sales	*16.0%*	*14.8%*		

Selling, general and administrative ("SG&A") expenses were $83.1 million in 2022, which included $7.1 million of one-time acquisition costs. Excluding acquisition costs, SG&A expenses were $76.0 million and 14.6% of net sales in 2022 compared to $56.0 million and 14.8% of net sales in 2021. The decrease in SG&A expenses as a percentage of sales, excluding acquisition costs, was primarily due to leverage from increased sales volume.

Amortization Expense

| | Year Ended December 31, | | | |
	2022	2021	$ Change	% Change
Amortization expense	$ 7,637	$ 537	$ 7,100	1,322.2%
% of Net sales	*1.5%*	*0.1%*		

Amortization expense was $7.6 million in 2022 compared to $0.5 million in 2021. The increase in amortization expense was due to $7.0 million in amortization attributable to the Fill-Rite acquisition.

Operating Income

| | Year Ended December 31, | | | |
	2022	2021	$ Change	% Change
Operating income	$ 40,183	$ 39,356	$ 827	2.1%
% of Net sales	*7.7%*	*10.4%*		

Operating income was $40.2 million in 2022, which included $7.1 million in one-time acquisition costs, $1.4 million of inventory step up amortization, and $1.5 million of acquired customer backlog amortization. Excluding acquisition costs, inventory step up and backlog amortization, operating income was $50.2 million in 2022, resulting in an operating margin of 9.6%, compared to operating income of $39.4 million and operating margin of 10.4% in 2021. The decrease of 80 basis points in operating margin was primarily the result of an unfavorable LIFO impact.

Interest Expense

| | Year Ended December 31, | | | |
	2022	2021	$ Change	% Change
Interest Expense	$ 19,240	$ -	$ 19,240	100.0%
% of Net sales	*3.7%*	*-%*		

Interest expense was $19.2 million in 2022. No interest expense was recorded in 2021. The interest expense was due to debt financing attributable to the Fill-Rite acquisition.

Net Income

| | Year Ended December 31, | | | |
	2022	2021	$ Change	% Change
Income before income taxes	$ 13,872	$ 37,248	$ (23,376)	(62.8)%
% of Net sales	2.7%	9.8%		
Income taxes	$ 2,677	$ 7,397	$ (4,720)	(63.8)%
Effective tax rate	19.3%	19.9%		
Net income	$ 11,195	$ 29,851	$ (18,656)	(62.5)%
% of Net sales	2.1%	7.9%		
Earnings per share	$ 0.43	$ 1.14	$ (0.71)	(62.3)%

Net income was $11.2 million, or $0.43 per share, in 2022 compared to $29.9 million, or $1.14 per share, in 2021. Adjusted earnings per share in 2022 were $0.94 per share compared to $1.21 per share in 2021. Adjusted earnings per share in 2022 included an unfavorable LIFO impact of $0.56 per share compared to an unfavorable LIFO impact of $0.20 per share in 2021.

The Company's effective tax rate was 19.3% for 2022 compared to 19.9% for 2021. The effective tax rate for 2022 was impacted by similar benefits from credits and permanent items as the prior year on lower pretax income. We expect our effective tax rate for 2023 to be between 20.0% and 22.0%.

Results of Operations – 2021 Compared to 2020:

Information pertaining to fiscal year 2020 was included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020 beginning on page 15 under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," which was filed with the SEC on March 1, 2021.

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from operations and borrowings under our Credit Facility. Cash and cash equivalents totaled $6.8 million at December 31, 2022. The Company had an additional $78.5 million available under the revolving credit facility after deducting $17.0 million drawn and $1.5 million in outstanding letters of credit primarily related to customer orders. During 2022, our debt obligations increased as a result of the Senior Term Loan Facility, revolving Credit Facility and Subordinated Credit Facility entered into in connection with the Fill-Rite transaction. See Note 6 "Financing Arrangements" in the Notes to our Consolidated Financial Statements.

Capital expenditures for 2023, which are expected to consist principally of machinery and equipment purchases, are estimated to be in the range of $18 - $20 million and are expected to be financed through internally generated funds. During 2022, 2021 and 2020, the Company financed its capital improvements and working capital requirements principally through internally generated funds.

The Company contributed $2.3 million to its defined benefit pension plans in 2022 and expects to contribute up to $2.3 million to its defined benefit pension plans in 2023.

Free cash flow, a non-GAAP measure for reporting cash flow, is defined by the Company as adjusted earnings before interest, income taxes and depreciation and amortization, less capital expenditures and dividends. The Company believes free cash flow provides investors with an important perspective on cash available for investments, acquisitions and working capital requirements.

The following table reconciles adjusted earnings before interest, income taxes and depreciation and amortization as reconciled above to free cash flow:

	2022	2021	2020
Non-GAAP adjusted earnings before interest, taxes, depreciation and amortization	$ 88,749	$ 58,136	$ 49,508
Less capital expenditures	(17,986)	(9,751)	(7,999)
Less cash dividends	(17,872)	(16,586)	(15,394)
Non-GAAP free cash flow	$ 52,891	$ 31,799	$ 26,115

Financial Cash Flow

	Year Ended December 31,		
	2022	**2021**	**2020**
Beginning of period cash and cash equivalents	$ 125,194	$ 108,203	$ 80,555
Net cash provided by operating activities	13,685	45,438	51,162
Net cash used for investing activities	(545,673)	(9,169)	(7,704)
Net cash received from (used for) financing activities	414,113	(18,553)	(16,136)
Effect of exchange rate changes on cash	(536)	(725)	326
Net increase (decrease) in cash and cash equivalents	(118,411)	16,991	27,648
End of period cash and cash equivalents	$ 6,783	$ 125,194	$ 108,203

The decrease in cash provided by operating activities in 2022 compared to 2021 was primarily due to interest expense of $19.2 million and acquisition costs of $7.1 million as well as increases in accounts receivable and inventory as the result of increased sales and backlog. In addition, cash flow from accounts payable decreased $11.0 million from 2021 to 2022 and deferred revenue and customer deposits have decreased in the current year compared to an increase in the prior year.

During 2022, investing activities of $545.7 million consisted of $528.0 million for the acquisition of Fill-Rite and $18.0 million for capital expenditures primarily for machinery and equipment. During 2021, investing activities of $9.2 million consisted of capital expenditures primarily for machinery and equipment of $9.8 million.

Net cash received of $414.1 million from financing activities for 2022 consisted of proceeds from the Senior Secured Term Loan Facility of $350.0 million, $90.0 million from the unsecured Subordinated Credit Facility, and $17.0 million from the revolving Credit Facility. Partially offsetting these proceeds were debt issuance fees paid of $15.2 million, dividend payments of $17.9 million, payments on borrowings of $8.9 million and share repurchases of $0.9 million during 2022. During 2021, net cash used for financing activities of $18.6 million consisted primarily of dividend payments of $16.6 million and open market share repurchases of $1.2 million. See Note 6 "Financing Arrangements" in the Notes to our Consolidated Financial Statements.

Maturities of long-term debt in the next five fiscal years, and the remaining years thereafter, are as follows:

2023	**2024**	**2025**	**2026**	**2027**	**Total**
$ 17,500	$ 21,875	$ 30,625	$ 35,000	$ 343,250	$ 448,250

The Company was in compliance with its debt covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios at December 31, 2022 and December 31, 2021. We believe we have adequate liquidity from funds on hand and borrowing capacity to execute our financial and operating strategy, as well as comply with debt obligation and financial covenants for at least the next 12 months.

The Company currently expects to continue its exceptional history of paying regular quarterly dividends and increased annual dividends. However, any future dividends will be reviewed individually and declared by our Board of Directors at its discretion, dependent on our assessment of the Company's financial condition and business outlook at the applicable time.

The Board of Directors has authorized a share repurchase program of up to $50.0 million of the Company's common shares, of which approximately $48.1 million has yet to be repurchased. The actual number of shares repurchased will depend on prevailing market conditions, alternative uses of capital and other factors, and will be determined at management's discretion. The Company is not obligated to make any purchases under the program, and the program may be suspended or discontinued at any time.

Contractual Obligations

Capital commitments in the table below include contractual commitments to purchase machinery and equipment that have been approved by the Board of Directors. The capital commitments do not represent the entire anticipated purchases in the future but represent only those substantive items for which the Company is contractually obligated as of December 31, 2022. Also, the Company has operating leases and two financing leases for certain offices, manufacturing facilities, land, office equipment and automobiles. Rental expenses relating to these leases were $1.4 million in 2022, $0.9 million in both 2021 and 2020.

The following table summarizes the Company's contractual obligations at December 31, 2022:

| | | Payment Due By Period | | | |
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital commitments	$ 2,625	$ 2,625	$ -	$ -	$ -
Leases	2,348	1,217	1,078	45	8
Total	$ 4,973	$ 3,842	$ 1,078	$ 45	$ 8

Critical Accounting Policies

The accompanying Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in the Company's specific circumstances. Application of these accounting principles requires management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates.

In preparing these Consolidated Financial Statements, management has made its best estimates and judgments of the amounts and disclosures included in the Consolidated Financial Statements, giving due regard to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions pertaining to the accounting policies described below.

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers," under which the unit of account is a performance obligation. Substantially all of our revenue is derived from fixed-price customer contracts and the majority of our customer contracts have a single performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to a customer. For customer contracts with multiple performance obligations, the Company allocates revenue to each performance obligation based on its relative standalone selling price, which is generally determined based on standalone selling prices charged to customers or using expected cost plus margin.

The transaction price for a customer contract is allocated to each distinct performance obligation and recognized as revenue when, or as, the Company's performance obligation is satisfied. All of the Company's performance obligations, and associated revenue, are generally satisfied at a point in time, with the exception of certain highly customized pump products, which are satisfied over time as work progresses.

Accounting for long-term contracts involves the use of various techniques to estimate total contract revenue and costs. For long-term contracts, the Company estimates the profit on a contract as the difference between the total estimated revenue and expected costs to complete a contract and recognizes that profit as performance obligations are satisfied. Contract estimates are based on various assumptions to project the outcome of future events that could span longer than one year. These assumptions include labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials and the performance of subcontractors as applicable.

As a significant change in one or more of these estimates could affect the profitability of our contracts, the Company reviews and updates its contract-related estimates regularly. Adjustments in estimated profit on contracts are accounted for under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date on a contract is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance are recognized using the adjusted estimate.

Inventories and Related Allowance

Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on a variety of factors, including historical inventory usage and management evaluations. Historically, the Company has not experienced substantive write-offs due to obsolescence. The Company uses the last-in, first-out (LIFO) method for the majority of its inventories.

Product Warranties

A liability is established for estimated future warranty and service claims based on historical claims experience and specific product failures.

Pension Plans and Other Postretirement Benefit Plans

The Company recognizes the obligations associated with its defined benefit pension plans and defined benefit health care plans in its Consolidated Financial Statements. The measurement of liabilities related to its pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases and health care cost trend rates. Actual pension plan asset performance will either reduce or increase pension losses included in accumulated other comprehensive loss, which ultimately affects net income. The discount rates used to determine the present value of future benefits are based on estimated yields of investment grade fixed income investments.

The discount rates used to value pension plan obligations were 4.89% at December 31, 2022 and 2.44% at December 31, 2021, respectively. The discount rates used to value postretirement obligations were 5.16% at December 31, 2022 and 2.70% at December 31, 2021, respectively. The discount rates were determined by constructing a zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2022 was 5.0% and 2021 was 5.10%. Actual pension plan asset performance will either reduce or increase unamortized losses included in Accumulated other comprehensive loss, which will ultimately affect net income. The assumed rate of compensation increase was 3.50% in both 2022 and 2021.

Substantially all retirees elect to take lump sum settlements of their pension plan benefits. When interest rates are low, this subjects the Company to the risk of exceeding an actuarial threshold computed on an annual basis and triggering a GAAP-required non-cash pension settlement loss, which occurred in 2022 and 2021.

The assumption used for the rate of increase in medical costs over the next five years was 5% in both 2022 and 2021.

Income Taxes

The basic principles related to accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns.

Realization of the Company's deferred tax assets is principally dependent upon the Company's achievement of projected future taxable income, which management believes will be sufficient to fully utilize the deferred tax assets recorded, with the exception of deferred tax associated with certain state tax credits for which a valuation allowance has been recognized.

The Company is subject to income taxes in the U.S. federal and various state, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2017.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense for all periods presented. The Company accrued approximately $0.2 million for the payment of interest and penalties at December 31, 2022, 2021 and 2020.

Goodwill and Other Intangibles

The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives.

Goodwill is tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value in accordance with ASC 350, "Intangibles - Goodwill and Other."

Goodwill is tested for impairment at the reporting unit level and is based on the net assets for each reporting unit, including goodwill and intangible assets. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing a quantitative impairment assessment is unnecessary.

In assessing the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we identify and assess relevant drivers of fair value and events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting unit's fair value or carrying amount involve significant judgments and assumptions. The judgments and assumptions include the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, Company-specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact.

When performing a quantitative assessment of goodwill impairment if necessary, or in years where we elect to do so, a discounted cash flow model is used to estimate the fair value of each reporting unit, which considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The forecasted cash flows are based on the Company's long-term operating plan and the weighted-average cost of capital is an estimate of the overall after-tax rate of return. Other valuation techniques including comparative market multiples are used when appropriate. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units.

The Company performed a qualitative analyses as of October 1, 2022 and 2021 for all of its reporting units except for one and concluded that it is more likely than not that the fair value of the reporting units continues to exceed the respective carrying amounts.

The Company performed a quantitative impairment analysis as of October 1, 2022 for the National Pump Company ("National") reporting unit and concluded that National's fair value exceeded its carrying value and therefore was not impaired. A sensitivity analysis was performed for the National reporting unit, assuming a hypothetical 100 basis point decrease in the expected long-term growth rate or a hypothetical 100 basis point increase in the weighted average cost of capital, and both scenarios independently yielded an estimated fair value for the National reporting unit above carrying value. If National fails to experience growth or revises its long-term projections downward, it could be subject to impairment charges in the future. Goodwill relating to the National reporting unit is $13.6 million, 1.6% of the Company's December 31, 2022 total assets. See Note 11 to the Consolidated Financial Statements, "Goodwill and Other Intangible Assets".

Other indefinite-lived intangible assets primarily consist of trademarks and trade names. The fair value of these assets is also tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value. The fair value of these assets is determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2022 and 2021, the fair value of all indefinite lived intangible assets exceeded the respective carrying values.

Finite-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net undiscounted cash flows estimated to be generated by such assets. The Company was not aware of any events or changes in circumstances that indicate the carrying value of its finite-lived assets may not be recoverable. See Note 11 to the Consolidated Financial Statements, Goodwill and Other Intangible Assets.

Acquisitions

The Company allocates the purchase price of its acquisitions to the assets acquired, liabilities assumed, and noncontrolling interests based upon their respective fair values at the acquisition date. The Company utilizes management estimates and inputs from an independent third-party valuation firm to assist in determining these fair values.

The Company uses the income, market or cost approach (or a combination thereof) for the valuation as appropriate. The valuation inputs in these models and analyses are based on market participant assumptions. Management values property, plant and equipment using the cost approach supported where available by observable market data, which includes consideration of obsolescence. Management values acquired intangible assets using the relief from royalty method or excess earnings method, which are forms of the income approach supported by observable market data for peer companies. The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as revenue growth rates, EBITDA margins, customer attrition rates, and royalty rates), which are considered Level 3 assets as the assumptions are unobservable inputs developed by the Company. Acquired inventories are recorded at fair value. For certain items, the carrying value is determined to be a reasonable approximation of fair value based on information available to the Company.

The excess of the acquisition price over estimated fair values is recorded as goodwill. Goodwill is adjusted for any changes to acquisition date fair value amounts made within the measurement period. Acquisition-related transaction costs are recognized separately from the business combination and expensed as incurred. See Note 2 to the Consolidated Financial Statements, "Acquisitions".

Other Matters

Certain transactions with related parties occur in the ordinary course of business and are not considered to be material to the Company's consolidated financial position, net income or cash flows.

The Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated "special purpose entities."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Exposure to foreign exchange rate risk is due to certain costs and revenue being denominated in currencies other than one of the Company's subsidiaries functional currency. The Company is also exposed to market risk as the result of changes in interest rates which may affect the cost of financing. We continually monitor these risks and regularly develop appropriate strategies to manage them. Accordingly, from time to time, we may enter into certain derivative or other financial instruments. These financial instruments are used to mitigate market exposure and are not used for trading or speculative purposes.

Interest Rate Risk

The results of operations are exposed to changes in interest rates primarily with respect to borrowings under the Company's Senior Term Loan Facility, Credit Facility, and Subordinated Credit Facility. Borrowings under the Senior Term Loan Facility and Credit Facility may be made either at (i) a base rate plus the applicable margin, which ranges from 0.75% to 1.75%, or at (ii) an Adjusted Term SOFR Rate, plus the applicable margin, which ranges from 1.75% to 2.75%. Borrowings under the Subordinated Credit Facility bear interest at (i) either a base rate plus 8.0%, or at (ii) an Adjusted Term SOFR Rate plus 9.1%. At December 31, 2022, the Company had $341.3 million in borrowings under the Senior Term Loan Facility, $17.0 million in borrowings under the Credit Facility, and $90.0 million in borrowings under the Subordinated Credit Facility. See Note 6 "Financing Arrangements" in the Notes to our Consolidated Financial Statements.

To reduce the exposure to changes in the market rate of interest, effective October 31, 2022, the Company entered into interest rate swap agreements for a portion of the Senior Term Loan Facility. Terms of the interest rate swap agreements require the Company to receive a fixed interest rate and pay a variable interest rate. The interest rate swap agreements are expected to be designated as a cash flow hedge, and as a result, the mark-to-market gains or losses will be deferred and included as a component of accumulated other comprehensive income (loss) and reclassified to interest expense in the period during which the hedged transactions affect earnings. See "Derivative Financial Instruments" and "Interest Rate Derivatives" in the Notes to our Consolidated Financial Statements.

The Company estimates that a hypothetical increase of 100 basis points in interest rates would increase interest expense by approximately $2.8 million on an annual basis.

Foreign Currency Risk

The Company's foreign currency exchange rate risk is limited primarily to the Euro, Canadian Dollar, South African Rand and British Pound. The Company manages its foreign exchange risk principally through invoicing customers in the same currency as is used in the market of the source of products. The foreign currency transaction gains (losses) for 2022 and 2020 were $0.2 million and $0.3 million, respectively, and are reported within Other (expense) income, net on the Consolidated Statements of Income. There were no net foreign currency transaction gains (losses) for the period ending December 31, 2021.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Gorman-Rupp Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 8, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

National Pump Company Goodwill Impairment Evaluation

Description of the Matter   At December 31, 2022, the Company's total goodwill was $257.7 million, of which, $13.6 million related to the National Pump Company reporting unit. Goodwill is assigned to the Company's reporting units as of the acquisition date. As discussed in Note 1 and Note 11 of the consolidated financial statements, goodwill is tested for impairment at least annually on October 1 at the reporting unit level, or when events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For 2022, the Company used a quantitative analysis for the annual goodwill impairment testing for its National Pump Company reporting unit. The Company uses an income and market approach in its quantitative impairment tests.

Auditing the Company's National Pump Company quantitative goodwill impairment evaluation was complex and highly judgmental due to the significant estimation required in determining the fair value of the reporting unit. In particular, the fair value estimate using the income approach was sensitive to significant assumptions such as the weighted average cost of capital, discrete revenue growth rates, terminal period revenue growth rate, and profitability assumptions. Elements of these significant assumptions are forward-looking and could be affected by future economic conditions and/or changes in consumer preferences.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's National Pump Company reporting unit goodwill impairment review process, including controls over the significant assumptions mentioned above.

To test the estimated fair value used in the Company's National Pump Company reporting unit goodwill impairment analysis, we performed audit procedures that included, among others, assessing fair value methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. For example, we compared the significant assumptions used by management to current industry and economic trends, changes to the Company's business model, and other relevant factors. We assessed the historical accuracy of management's estimates. We also performed sensitivity analyses of significant assumptions, including the weighted average cost of capital and terminal period revenue growth rate, to evaluate the changes in fair value that would result from changes in the assumptions and the potential impact on the Company's conclusion of whether or not the goodwill was impaired. In addition, we involved our valuation specialist to assist with our evaluation of the methodology used by the Company and significant assumptions, including, among others, the weighted average cost of capital.

Valuation of the Customer Relationships Intangible Asset Related to the Fill-Rite Acquisition

Description of the Matter	As discussed in Note 1 and Note 2 of the consolidated financial statements, on May 31, 2022, the Company acquired the assets of Fill-Rite and Sotera ("Fill-Rite"), a division of Tuthill Corporation, for cash consideration of $528.0 million. The acquisition of Fill-Rite has been accounted for using the acquisition method of accounting which requires, among other things, the assets acquired and liabilities assumed be recognized at their respective fair values as of the acquisition date. The Company preliminarily allocated $200.9 million of the purchase price to the fair value of the acquired customer relationships intangible asset. The purchase price allocation for Fill-Rite is preliminary. The finalization of the purchase accounting assessment may result in changes in the valuation of assets acquired and liabilities assumed.

Auditing management's preliminary valuation of the customer relationships intangible asset in the Fill-Rite acquisition was complex and highly judgmental due to the significant estimation uncertainty in the Company's determination of the preliminary fair value of the customer relationships intangible asset under an income approach using discounted cash flows. The significant estimation uncertainty was primarily due to the sensitivity of the fair value to underlying assumptions including forecasted revenue growth rates, EBITDA margins, customer attrition rate, and discount rate. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's accounting process for the customer relationships intangible asset, including controls over management's review of the significant assumptions mentioned above in the determination of fair value under the income approach.
	To test the estimated fair value of the acquired customer relationships intangible asset, our audit procedures included, among others, evaluating the Company's selection of the valuation method, testing significant assumptions used by the Company and testing the completeness and accuracy of the underlying data. For example, we performed analyses to evaluate the sensitivity of changes in assumptions to the fair value of the customer relationships intangible asset and compared the significant assumptions to current industry, market and economic trends, and historical results of the acquired business. In addition, we involved our valuation specialist to assist with our evaluation of the methodology and significant assumptions used by the Company to determine the preliminary fair value estimate of the customer relationships intangible asset, including the forecasted revenue growth rates, EBITDA margins, customer attrition rate, and discount rate.

/s/ Ernst & Young LLP
We have served as the Company's auditor since at least 1967, but we are unable to determine the specific year.

Cleveland, Ohio
March 8, 2023

The Gorman-Rupp Company

Consolidated Statements of Income

(Dollars in thousands, except share and per share amounts)	Year Ended December 31,		
	2022	**2021**	**2020**
Net sales	$ 521,027	$ 378,316	$ 348,967
Cost of products sold	390,090	282,419	259,412
Gross profit	130,937	95,897	89,555
Selling, general and administrative expenses	83,117	56,004	52,708
Amortization expense	7,637	537	1,094
Operating income	40,183	39,356	35,753
Interest expense	(19,240)	-	-
Other income (expense), net	(7,071)	(2,108)	(4,507)
Income before income taxes	13,872	37,248	31,246
Provision from income taxes	2,677	7,397	6,058
Net income	$ 11,195	$ 29,851	$ 25,188
Earnings per share	$ 0.43	$ 1.14	$ 0.97
Average number of shares outstanding	26,089,976	26,119,376	26,092,576

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(Dollars in thousands)	Year Ended December 31,		
	2022	**2021**	**2020**
Net income	$ 11,195	$ 29,851	$ 25,188
Cumulative translation adjustments	(2,768)	(2,807)	3,111
Cash flow hedging activity	(617)	-	-
Pension and postretirement medical liability adjustments, net of tax	9,241	2,854	(4,951)
Other comprehensive income (loss)	5,856	47	(1,840)
Comprehensive income	$ 17,051	$ 29,898	$ 23,348

See notes to consolidated financial statements.

The Gorman-Rupp Company

Consolidated Balance Sheets

(Dollars in thousands)		December 31, 2022		December 31, 2021
Assets				
Current assets:				
Cash and cash equivalents	$	6,783	$	125,194
Accounts receivable, net		93,059		58,545
Inventories, net		111,133		85,648
Prepaid and other		14,551		7,795
Total current assets		225,526		277,182
Property, plant and equipment, net		128,640		104,293
Other assets		11,579		6,193
Other intangible assets, net		249,361		5,843
Goodwill		257,724		27,243
Total assets	$	872,830	$	420,754
Liabilities and equity				
Current liabilities:				
Accounts payable	$	24,697	$	17,633
Payroll and employee related liabilities		17,132		11,754
Commissions payable		10,116		8,164
Deferred revenue and customer deposits		6,740		9,200
Current portion of long-term debt		17,500		-
Accrued expenses		9,028		5,689
Total current liabilities		85,213		52,440
Pension benefits		9,352		9,342
Postretirement benefits		22,413		27,359
Long-term debt, net of current portion		419,327		-
Other long-term liabilities		5,331		1,637
Total liabilities		541,636		90,778
Equity:				
Common shares, without par value:				
Authorized – 35,000,000 shares;				
Outstanding – 26,094,865 shares at December 31, 2022 and 26,103,661 shares at December 31, 2021 (after deducting treasury shares of 953,931 and 945,135, respectively), at stated capital amounts		5,097		5,099
Additional paid-in capital		3,912		1,838
Retained earnings		346,659		353,369
Accumulated other comprehensive (loss)		(24,474)		(30,330)
Total equity		331,194		329,976
Total liabilities and equity	$	872,830	$	420,754

See notes to consolidated financial statements.

The Gorman-Rupp Company

Consolidated Statements of Cash Flows

(Dollars in thousands)	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income	$ 11,195	$ 29,851	$ 25,188
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	21,158	11,914	12,692
LIFO expense	18,041	6,669	969
Pension expense	9,985	4,989	7,489
Contributions to pension plan	(2,250)	(2,000)	(2,000)
Stock based compensation	2,957	2,396	42
Amortization of debt issuance fees	1,717	-	-
Deferred income tax charge (benefit)	(1,086)	50	544
Other	(128)	(103)	11
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable, net	(13,954)	(8,702)	15,247
Inventories, net	(32,772)	(10,959)	(6,279)
Accounts payable	(2,250)	8,717	(6,845)
Commissions payable	2,051	2,718	(1,565)
Deferred revenue and customer deposits	(2,329)	1,351	2,953
Accrued expenses and other	(557)	(1,631)	5,162
Income taxes	1,907	178	(2,446)
Net cash provided by operating activities	13,685	45,438	51,162
Cash flows from investing activities:			
Capital additions	(17,986)	(9,751)	(7,999)
Acquisitions	(527,993)	-	-
Other	306	582	295
Net cash used for investing activities	(545,673)	(9,169)	(7,704)
Cash flows from financing activities:			
Cash dividends	(17,872)	(16,586)	(15,394)
Treasury share repurchases	(918)	(1,245)	(361)
Proceeds from bank borrowings	457,000	-	-
Payments to banks for borrowings	(8,750)	-	-
Debt issuance fees	(15,217)	-	-
Other	(130)	(722)	(381)
Net cash provided by (used for) financing activities	414,113	(18,553)	(16,136)
Effect of exchange rate changes on cash	(536)	(725)	326
Net increase (decrease) in cash and cash equivalents	(118,411)	16,991	27,648
Cash and cash equivalents:			
Beginning of year	125,194	108,203	80,555
End of period	$ 6,783	$ 125,194	$ 108,203

See notes to consolidated financial statements.

The Gorman-Rupp Company

Consolidated Statements of Equity

(Dollars in thousands, except share and per share amounts)	Common Shares Shares	Dollars	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
Balances December 31, 2019	26,067,502	$ 5,091	$ 1,147	$ 330,177	$ (28,537)	$ 307,878
Net income				25,188		25,188
Other comprehensive loss					(1,840)	(1,840)
Stock based compensation, net	45,338	10	(135)	167		42
Treasury share repurchases	(10,848)	(2)	(319)	(40)		(361)
Cash dividends - $0.59 per share				(15,394)		(15,394)
Balances December 31, 2020	26,101,992	5,099	693	340,098	(30,377)	315,513
Net income				29,851		29,851
Other comprehensive income					47	47
Stock based compensation, net	31,707	7	2,273	116		2,396
Treasury share repurchases	(30,038)	(7)	(1,128)	(110)		(1,245)
Cash dividends - $0.64 per share				(16,586)		(16,586)
Balances December 31, 2021	26,103,661	5,099	1,838	353,369	(30,330)	329,976
Net income				11,195		11,195
Other comprehensive income					5,856	5,856
Stock based compensation, net	15,750	3	2,896	58		2,957
Treasury share repurchases	(24,546)	(5)	(822)	(91)		(918)
Cash dividends - $0.69 per share				(17,872)		(17,872)
Balances December 31, 2022	26,094,865	$ 5,097	$ 3,912	$ 346,659	$ (24,474)	$ 331,194

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Amounts in tables in thousands of dollars)

Note 1 – Summary of Significant Accounting Policies

General Information and Basis of Presentation

The Gorman-Rupp Company is a leading designer, manufacturer and international marketer of pumps and pump systems for use in diverse water, wastewater, construction, dewatering, industrial, petroleum, original equipment, agriculture, fire suppression, heating, ventilating and air conditioning (HVAC), military and other liquid-handling applications.

The Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Earnings per share are calculated based on the weighted-average number of common shares outstanding.

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents and Short-Term Investments

The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short-term investments for which cost approximates fair value. Short-term investments at December 31, 2022 and 2021 consisted primarily of a certificate of deposit and is classified as Prepaid and other on the Consolidated Balance Sheets.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for expected losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on knowledge of the financial condition of customers, review of historical receivables and reserve trends, current economic conditions in the company's major markets and geographies, and other relevant information.

Inventories

The majority of the Company's inventories are valued on the last-in, first-out (LIFO) method and stated at the lower of cost or market. All other inventories are stated at the lower of cost or net realizable value with cost determined using the first-in, first-out (FIFO) method. Cost components include materials, inbound freight costs, labor and allocations of fixed and variable overheads on an absorption costing basis.

The costs for approximately 68% and 72% of inventories at December 31, 2022 and 2021, respectively, were determined using the last-in, first-out (LIFO) method. Current cost approximates replacement cost, or market, and LIFO cost is determined at the end of each fiscal year based on inventory levels on-hand at current replacement cost and a LIFO reserve. The Company uses the simplified LIFO method, under which the LIFO reserve is determined utilizing the inflation factor specified in the Producer Price Index for Machinery and Equipment – Pumps, Compressors and Equipment, as published by the U.S. Bureau of Labor Statistics. Interim LIFO calculations are based on management's estimate of the expected year-end inflation index and, as such, are subject to adjustment each quarter including the fourth quarter when the inflation index for the year is finalized. When inflation increases, the LIFO reserve and non-cash expense increase.

Property, plant and equipment

Property, plant and equipment are stated on the basis of cost. Repairs and maintenance costs are expensed as incurred. Depreciation for property, plant and equipment assets is computed using the straight-line method over the estimated useful lives of the assets and is included in Cost of products sold and Selling, general and administrative expenses based on the use of the assets. Depreciation expense was $13.3 million, $11.2 million, and $11.4 million for 2022, 2021, and 2020, respectively.

Depreciation of property, plant and equipment is determined based on the following lives:

	Years
Buildings	20 - 50
Machinery and equipment	5 - 15
Software	3 - 5

Property, plant and equipment consist of the following:

	2022	2021
Land	$ 6,215	$ 5,813
Buildings	119,197	112,760
Machinery and equipment	212,581	188,123
	337,993	306,696
Less accumulated depreciation	(209,353)	(202,403)
Property, plant and equipment, net	$ 128,640	$ 104,293

Property, plant and equipment are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Impairment losses may be recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts based on the excess of the carrying amounts over the estimated fair value of the assets. The Company was not aware of any events or changes in circumstances that indicated the carrying value of its property, plant and equipment may not be recoverable.

Goodwill and Identifiable Intangible Assets

Goodwill

Goodwill represents the excess of the cost of acquired businesses over the fair value of tangible assets and identifiable intangible assets purchased and liabilities assumed.

Goodwill is reviewed annually for impairment as of October 1 or whenever events or changes in circumstances indicate there may be a possible permanent loss of value using either a quantitative or qualitative analysis. For certain reporting units, the Company performs a quantitative analysis using both a market-based approach and a discounted cash flow model to estimate the fair value of our reporting units. This process requires significant judgements, including estimation of future cash flows, which is dependent on internal forecasts. The Company may otherwise elect to perform a qualitative analysis when deemed appropriate. A qualitative analysis may be performed by assessing certain trends and factors, including projected market outlook and growth rates, forecasted and actual sales and operating profit margins, discount rates, industry data and other relevant qualitative factors. These trends and factors are compared to, and based on, the assumptions used in the most recent quantitative assessment.

No impairment charges were recognized in any of the Company's reporting units in 2022, 2021, or 2020. See Note 11 to the Consolidated Financial Statements, Goodwill and Other Intangible Assets.

Identifiable intangible assets

The Company's primary identifiable intangible assets include customer relationships, technology and drawings, and trade names and trademarks. Identifiable intangible assets with finite lives are amortized and those identifiable intangible assets with indefinite lives are not amortized. Amortization for finite-lived intangible assets is computed using the straight-line method over the estimated useful lives of the assets and is included in Cost of products sold and Selling, general and administrative expenses based on the use of the assets. Amortization of finite-lived intangible assets is determined based on the following lives:

	Years
Technology and drawings	13 - 20
Customer relationships	9 - 20
Other intangibles	2 - 18

Identifiable intangible assets that are subject to amortization are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Impairment losses may be recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts based on the excess of the carrying amounts over the estimated fair value of the assets. The Company was not aware of any events or changes in circumstances that indicated the carrying value of its finite-lived intangible assets may not be recoverable.

Identifiable intangible assets not subject to amortization are tested for impairment annually or more frequently if events warrant. The fair value of these assets is determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2022, 2021 and 2020, the fair value of indefinite lived intangible assets exceeded their carrying values.

For additional information about goodwill and other intangible assets, see Note 11 to the Consolidated Financial Statements, Goodwill and Other Intangible Assets.

Acquisitions

The Company allocates the purchase price of its acquisitions to the assets acquired, liabilities assumed, and noncontrolling interests based upon their respective fair values at the acquisition date. The Company utilizes management estimates and inputs from an independent third-party valuation firm to assist in determining these fair values.

The Company uses the income, market or cost approach (or a combination thereof) for the valuation as appropriate. The valuation inputs in these models and analyses are based on market participant assumptions. Management values property, plant and equipment using the cost approach supported where available by observable market data, which includes consideration of obsolescence. Management values acquired intangible assets using the relief from royalty method or excess earnings method, which are forms of the income approach supported by observable market data for peer companies. The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as revenue growth rates, EBITDA margins, customer attrition rates, and royalty rates), which are considered Level 3 assets as the assumptions are unobservable inputs developed by the Company. Acquired inventories are recorded at fair value. For certain items, the carrying value is determined to be a reasonable approximation of fair value based on information available to the Company.

The excess of the acquisition price over estimated fair values is recorded as goodwill. Goodwill is adjusted for any changes to acquisition date fair value amounts made within the measurement period. Acquisition-related transaction costs are recognized separately from the business combination and expensed as incurred. See Note 2 to the Consolidated Financial Statements, "Acquisitions".

Revenue Recognition

The Company recognizes revenue when it transfers control of promised goods or services to its customers in an amount that reflects the consideration to which it expects to be entitled to in exchange for those goods or services.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct product or service to a customer, and is the unit of account in ASC 606. The transaction price for a customer contract is allocated to each distinct performance obligation and recognized as revenue when, or as, the Company's performance obligation is satisfied. For product sales, other than long-term construction-type contracts, the Company recognizes revenue once control has passed at a point in time, which is generally when products are shipped. Payments received for product sales typically occur following delivery and the satisfaction of the performance obligation based upon the terms outlined in the contracts. Substantially all of our customer contracts are fixed-price contracts and the majority of our customer contracts have a single performance obligation, as the promise to transfer the individual products or services is not separately identifiable from other promises in the contract. For customer contracts with multiple performance obligations, the Company allocates revenue to each performance obligation based on its relative standalone selling price, which is generally determined based on standalone selling prices charged to customers or using expected cost plus margin.

All of the Company's performance obligations, and associated revenue, are generally transferred to customers at a point in time, with the exception of certain highly customized pump products, which are transferred to the customer over time.

The Company offers standard warranties for its products to ensure that its products comply with agreed-upon specifications in its contracts. For standard warranties, these do not give rise to performance obligations and represent assurance-type warranties.

Shipping and handling activities related to products sold to customers, whether performed before or after the customer obtains control of the products, are generally accounted for as activities to fulfill the promise to transfer the products and not as a separate performance obligation.

Contract Estimates

Accounting for long-term contracts involves the use of various techniques to estimate total contract revenue and costs. For long-term contracts, the Company estimates the profit on a contract as the difference between the total estimated revenue and expected costs to complete a contract and recognizes that profit as performance obligations are satisfied. Contract estimates are based on various assumptions to project the outcome of future events that could span longer than one year. These assumptions include labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials, and the performance of subcontractors as applicable.

As a significant change in one or more of these estimates could affect the profitability of our contracts, the Company reviews and updates its contract-related estimates regularly. Adjustments in estimated profit on contracts are accounted for under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date on a contract is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance are recognized using the adjusted estimate.

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) on the Consolidated Balance Sheets. For certain highly customized pump products, revenue is recognized over time before the customer is invoiced, resulting in contract assets. Sometimes the Company receives advances or deposits from its customers before revenue is recognized, resulting in contract liabilities. These contract assets and liabilities are reported on the Consolidated Balance Sheets as a component of Other assets and Deferred revenue and customer deposits, respectively, on a contract-by-contract basis at the end of each reporting period.

Income Taxes

Income tax expense includes United States federal, state, local and international income taxes. Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial reporting and the tax basis of existing assets and liabilities and for loss carryforwards. The tax rate used to determine the deferred tax assets and liabilities is the enacted tax rate for the year and manner in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company accounts for the global intangible low-taxed income ("GILTI") tax in the period in which it is incurred.

Pension and Other Postretirement Benefits

The Company sponsors defined benefit pension plans covering certain domestic employees. Additionally, the Company sponsors defined contribution pension plans made available to all domestic and Canadian employees.

The Company also sponsors a non-contributory defined benefit postretirement health care plan that provides health benefits to certain domestic and Canadian retirees and their spouses. The Company funds the cost of these benefits as incurred.

The determination of the Company's obligation and expense for pension and other postretirement benefits is dependent on its selection of certain assumptions used by actuaries in calculating such amounts, which are described in Note 10, Pensions and Other Postretirement Benefits. The Company recognizes the funded status of its defined benefit pension plan as an asset or liability in the Consolidated Balance Sheets and recognizes the change in the funded status in the year in which the change occurs through accumulated other comprehensive loss in the Consolidated Balance Sheets.

Concentration of Credit Risk

The Company generally does not require collateral from its customers and has a very good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2022, 2021 or 2020.

Shipping and Handling Costs

The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects related shipping and handling costs in Cost of products sold.

Advertising

The Company expenses all advertising costs as incurred, which for the years ended December 31, 2022, 2021 and 2020 totaled $3.3 million, $1.9 million, and $2.1 million, respectively.

Product Warranties

A liability is established for estimated future warranty and service claims based on historical claims experience and specific product failures. The Company expenses warranty costs directly to Cost of products sold. Changes in the Company's product warranty liability are:

	2022	2021	2020
Balance at beginning of year	$ 1,637	$ 1,361	$ 1,438
Provision	1,590	1,813	1,350
Acquired	646	-	-
Claims	(1,900)	(1,537)	(1,427)
Balance at end of year	$ 1,973	$ 1,637	$ 1,361

Stock based compensation

The Company awards shares pursuant to The Gorman-Rupp Company 2015 Omnibus Incentive Plan. Performance Stock Units ("PSU's") are typically conditioned upon achievement of appropriate performance metrics. PSU's that have been granted will vest and be awarded at the end of a two or three-year performance period based on the levels of achievement of compound annual growth targets for operating income and shareholder's equity. The Company recognizes compensation expense for PSU's based on the stock price at the date of the grant using the straight-line amortization method, over the vesting period specified in the grants, and the probability of achieving the performance targets. Restricted Stock Units (RSU's) are valued at the stock price on the date of the grant. The majority of RSU's vest pro rata over a period of 3 years. For both PSU's and RSU's, upon vesting the Company issues common stock from treasury. The Company recognized stock based compensation expense of $3.0 million for the year ended December 31, 2022, $2.0 million in expense of the year ended December 31, 2021 and $0.3 million benefit for the year-ended December 31, 2020. The Company accounts for forfeitures as they occur, rather than estimating expected forfeitures.

Foreign Currency Translation

Assets and liabilities of the Company's operations outside the United States which are accounted for in a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at weighted-average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of Accumulated other comprehensive loss within Equity.

Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in Other (expense) income, net.

Fair Value

The carrying value of Cash and cash equivalents, Accounts receivable and Accounts payable approximates fair value based on the short-term nature of these instruments. The carrying value of long term debt, including the current portion, approximates fair value as the variable interest rates approximate rates available to other market participants with comparable credit risk. The Company does not recognize any non-financial assets at fair value.

Derivative Financial Instruments

The Company uses interest rate swap agreements to partially reduce risks related to floating rate financing agreements that are subject to changes in the market rate of interest. Terms of the interest rate swap agreements require the Company to receive a variable interest rate and pay a fixed interest rate. The Company's interest rate swap agreements and its variable rate financings are predominately based upon an Adjusted Term SOFR Rate. For cash flow hedges, the Company formally assesses, both at inception and on a quarterly basis thereafter, whether the designated derivative instrument is highly effective in offsetting changes in cash flows of the hedged item. Changes in the fair value of interest rate swap agreements that are effective as hedges are recorded in Accumulated Other Comprehensive Income (AOCI). Deferred gains or losses are reclassified from AOCI to the Consolidated Statements of Operations in the same period as the gains or losses from the underlying transactions are recorded and are generally recognized in interest expense. The Company discontinues hedge accounting prospectively when the derivative is not highly effective as a hedge, the underlying hedged transaction is no longer probable, or the hedging instrument expires, or is sold, terminated or exercised.

Cash flows from hedging activities are reported in the Consolidated Statements of Cash Flows in the same classification as the hedged item, generally as a component of cash flows from operations.

New Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standard Updates ("ASUs"). All recently issued ASUs were assessed and determined either to be not applicable or are expected to have minimal impact on the Company's Consolidated Financial Statements.

Note 2 - Acquisitions

On May 31, 2022, the Company acquired the assets of Fill-Rite and Sotera ("Fill-Rite"), a division of Tuthill Corporation, for cash consideration of $528.0 million. The transaction was funded with new debt consisting of $350.0 million from the secured Senior Term Loan Facility, $90.0 million from the unsecured Subordinated Credit Facility, $5.0 million from the revolving Credit Facility, and $83.0 million of cash on hand. Refer to "Note 6 – Financing Arrangements" for further details related to the financing completed as part of the transaction.

The Company accounted for the Fill-Rite Transaction in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805 "Business Combinations". The results of operations for Fill-Rite are included in the accompanying Consolidated Statements of Income from the acquisition date. Fill-Rite had $87.4 million in net sales and $6.4 million in operating income that was included in the Company's consolidated financial statements for the year ended December 31, 2022. Operating income included $1.4 million of inventory step up amortization and $1.5 million of acquired customer backlog amortization in addition to the $7.0 million in amortization on customer relationships and developed technology.

Under the acquisition method of accounting, the assets and liabilities have been recorded at their respective estimated fair values as of the date of completion of the acquisition and reported into the Company's Consolidated Balance Sheets. These preliminary estimates may be revised during the measurement period as third-party valuations are finalized, additional information becomes available and as additional analyses are performed, and these differences could have a material impact on our results of operations and financial position.

The purchase price of Fill-Rite will be allocated to the acquired assets and liabilities at fair value. The following table presents the preliminary assets acquired and liabilities assumed and will be finalized pending completion of purchase accounting matters:

Accounts receivable	$	21,273
Inventory		12,214
Customer backlog (amortized within one year)		2,600
Other current assets		914
Property, plant, and equipment		24,505
Customer relationships (amortized over 20 years)		200,900
Technology (amortized over 20 years)		39,800
Tradenames (indefinite-lived)		10,700
Goodwill		230,688
Total assets acquired	$	543,594
Current liabilities assumed		(15,601)
Allocated purchase price	$	527,993

For tax purposes, the Fill-Rite acquisition was treated as an asset purchase. As such, the Company received a step up in tax basis of the net Fill-Rite assets, equal to the purchase price, including goodwill which is deductible for tax purposes.

The transaction costs related to the acquisition approximated $7.1 million for the year ended December 31, 2022. These costs were expensed as incurred and recorded within selling, general, and administrative expenses.

The following is supplemental pro-forma net sales, operating income, net income, and earnings per share had the Fill-Rite Acquisition occurred as of January 1, 2021 (in millions):

| | Year ended December 31, | | | |
	2022		2021	
Net sales	$	586,101	$	510,621
Operating income	$	57,248	$	41,177
Net income	$	15,264	$	13,589
Earnings per share	$	0.59	$	0.52

The supplemental pro forma information presented above is being provided for information purposes only and may not necessarily reflect the future results of operations of the Company or what the results of operations would have been had the Company owned and operated Fill-Rite since January 1, 2021. The proforma results for the year ended 2021 include $4.0 million in non-recurring costs related to inventory step up amortization and customer backlog amortization.

Note 3 – Allowance for Doubtful Accounts

The allowance for doubtful accounts was $0.5 million at December 31, 2022 and $0.2 million at December 31, 2021.

Note 4 – Revenue

Disaggregation of Revenue

The following tables disaggregate total net sales by major product category and geographic location:

Product Category

	2022		2021		2020	
Pumps and pump systems	$	458,890	$	321,263	$	300,906
Repair parts for pumps and pump systems and other		62,137		57,053		48,061
Total net sales	$	521,027	$	378,316	$	348,967

Geographic Location

	2022		2021		2020	
United States	$	381,306	$	260,683	$	246,913
Foreign countries		139,721		117,633		102,054
Total net sales	$	521,027	$	378,316	$	348,967

International sales represented approximately 27% of total net sales for 2022, 31% for 2021 and 29% for 2020, and were made to customers in many different countries around the world.

On December 31, 2022, the Company had $267.4 million of remaining performance obligations, also referred to as backlog. The Company expects to recognize as revenue substantially all of its remaining performance obligations within one year.

The Company's contract assets and liabilities as of December 31, 2022 and 2021 were as follows:

	December 31, 2022		December 31, 2021	
Contract assets	$	-	$	-
Contract liabilities		6,740		9,200

Revenue recognized for the year ended December 31, 2022 that was included in the contract liability balance at December 31, 2021 was $9.1 million. Revenue recognized for the year ended December 31, 2021 that was included in the contract liability balance at December 31, 2020 was $7.4 million.

Note 5 – Inventories

LIFO inventories are stated at the lower of cost or market and all other inventories are stated at the lower of cost or net realizable value. Replacement cost approximates current cost and the excess over LIFO cost is approximately $88.2 million and $70.1 million at December 31, 2022 and 2021, respectively. Allowances for excess and obsolete inventory totaled $7.2 million at December 31, 2022 and $6.0 million at December 31, 2021.

Pre-tax LIFO expense was $18.0 million, $6.7 million, and $1.0 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Inventories are comprised of the following:

Inventories, net	December 31, 2022	December 31, 2021
Raw materials and in-process	$ 40,448	$ 23,263
Finished parts	57,224	52,039
Finished products	13,461	10,346
Total net inventories	$ 111,133	$ 85,648

Note 6 – Financing Arrangements

Debt consisted of:

	December 31, 2022
Senior Secured Credit Agreement	
Senior term loan facility	$ 341,250
Credit facility	17,000
Subordinated Credit Agreement	
Subordinated credit facility	90,000
Total debt	448,250
Unamortized discount and debt issuance fees	(11,423)
Total debt, net	436,827
Less: current portion of long-term debt	(17,500)
Total long-term debt, net	$ 419,327

Maturities of long-term debt in the next five fiscal years, and the remaining years thereafter, are as follows:

2023	2024	2025	2026	2027	Total
$ 17,500	$ 21,875	$ 30,625	$ 35,000	$ 343,250	$ 448,250

Senior Secured Credit Agreement

On May 31, 2022, the Company entered into a Senior Secured Credit Agreement with several lenders, which provides a term loan of $350.0 million ("Senior Term Loan Facility") and a revolving credit facility up to $100.0 million ("Credit Facility"). The Credit Facility has a letter of credit sublimit of up to $15.0 million, as a sublimit of the Credit Facility, and a swing line subfacility of up to $20.0 million, as a sublimit of the Credit Facility. The Company borrowed $5.0 million under the Credit Facility, which, along with the Senior Term Loan Facility, and cash-on-hand and the proceeds of the Subordinated Credit Facility described below, was used to purchase the assets of Fill-Rite as described in "Note 2 – Acquisitions". The total borrowing under the Credit Facility as of December 31, 2022 was $17.0 million. The Company has agreed to secure all of its obligations under the Senior Secured Credit Agreement by granting a first priority lien on substantially all of its personal property, and each of Patterson Pump Company, AMT Pump Company, National Pump Company and Fill-Rite Company (collectively, the "Guarantors") has agreed to guarantee the obligations of the Company under the Senior Secured Credit Agreement and to secure the obligations thereunder by granting a first priority lien in substantially all of such Guarantor's personal property.

The Senior Secured Credit Agreement has a maturity date of May 31, 2027, with the Senior Term Loan Facility requiring quarterly installment payments commencing on September 30, 2022 and continuing on the last day of each consecutive December, March, June and September thereafter.

At the option of the Company, borrowings under the Senior Term Loan Facility and under the Credit Facility bear interest at either a base rate or at an Adjusted Term SOFR Rate, plus the applicable margin, which ranges from 0.75% to 1.75% for base rate loans and 1.75% to 2.75% for Adjusted Term SOFR Rate loans. The applicable margin is based on the Company's senior leverage ratio. As of December 31, 2022, the applicable interest rate under the Senior Secured Credit Agreement was Adjusted Term SOFR plus 2.50%.

The Senior Secured Credit Agreement requires the Company to maintain a consolidated senior secured net leverage ratio not to exceed 4.50 to 1.00 for each of the four consecutive fiscal quarter periods ending June 30, 2022, September 30, 2022, December 31, 2022 and March 31, 2023, decreasing to 4.00 to 1.00 for each of the four consecutive fiscal quarter periods ending June 30, 2023 and September 30, 2023, and decreasing to 3.50 to 1.00 for the four consecutive fiscal quarter period ending December 31, 2023 and each of the four consecutive fiscal quarter periods ending thereafter.

The Senior Secured Credit Agreement requires the Company to maintain a consolidated total net leverage ratio not to exceed 5.75 to 1.00 for each of the four consecutive fiscal quarter periods ending June 30, 2022, September 30, 2022, December 31, 2022 and March 31, 2023, decreasing to 5.25 to 1.00 for each of the four consecutive fiscal quarter periods ending June 30, 2023 and September 30, 2023, and decreasing to 4.75 to 1.00 for the four consecutive fiscal quarter period ending December 31, 2023 and each of the four consecutive fiscal quarter periods ending thereafter.

The Senior Secured Credit Agreement requires the Company to maintain a fixed charge coverage ratio (commencing with the fiscal quarter ending June 30, 2022) of not less than 1.20 to 1.00 for any four consecutive fiscal quarter period.

The Senior Secured Credit Agreement contains customary affirmative and negative covenants, including among others, limitations on the Company and its subsidiaries with respect to incurrence of liens and indebtedness, disposition of assets, mergers, transactions with affiliates, and the ability to make or pay dividends in excess of certain thresholds.

The Senior Secured Credit Agreement also contains customary provisions requiring mandatory prepayments, including among others, annual prepayments (beginning with the fiscal year ending December 31, 2023) of a percentage of excess cash flow, prepayments of the net cash proceeds from any non-ordinary course sale of assets, and net cash proceeds of any non-permitted indebtedness.

Subordinated Credit Agreement

On May 31, 2022, the Company entered into an unsecured subordinated credit agreement ("Subordinated Credit Agreement") with one lender, which provides for a term loan of $90.0 million (the "Subordinated Credit Facility"). Each of the Guarantors has agreed to guarantee the obligations of the Company under the Subordinated Credit Agreement. The proceeds from the Subordinated Credit Facility, along with cash-on-hand and the proceeds of the Senior Term Loan Facility described above, were used to purchase the assets of Fill-Rite as described in "Note 2 – Acquisitions".

The Subordinated Credit Agreement has a maturity date of December 1, 2027. If the Subordinated Credit Facility is prepaid prior to the second anniversary, such prepayment must be accompanied by a make-whole premium. If the Subordinated Credit Facility is prepaid after the second anniversary but prior to the third anniversary, such prepayment requires a prepayment fee of 2%, and if the Subordinated Credit Facility is prepaid after the third anniversary but prior to the fourth anniversary, such prepayment requires a prepayment fee of 1%.

At the option of the Company, borrowings under the Subordinated Credit Facility bear interest at either a base rate plus 8.0%, or at an Adjusted Term SOFR Rate plus 9.0%. As of December 31, 2022 borrowings under the Subordinated Credit Facility bear interest at an Adjusted Term SOFR Rate plus 9.1%.

The Subordinated Credit Agreement requires the Company to maintain a consolidated senior secured net leverage ratio not to exceed 5.40 to 1.00 for each of the four consecutive fiscal quarter periods ending June 30, 2022, September 30, 2022, December 31, 2022 and March 31, 2023, decreasing to 4.80 to 1.00 for each of the four consecutive fiscal quarter periods ending June 30, 2023 and September 30, 2023, and decreasing to 4.20 to 1.00 for the four consecutive fiscal quarter period ending December 31, 2023 and each of the four consecutive fiscal quarter periods ending thereafter.

The Subordinated Credit Agreement requires the Company to maintain a consolidated total net leverage ratio not to exceed 6.90 to 1.00 for each of the four consecutive fiscal quarter periods ending June 30, 2022, September 30, 2022, December 31, 2022 and March 31, 2023, decreasing to 6.30 to 1.00 for each of the four consecutive fiscal quarter periods ending June 30, 2023 and September 30, 2023, and decreasing to 5.70 to 1.00 for the four consecutive fiscal quarter period ending December 31, 2023 and each of the four consecutive fiscal quarter periods ending thereafter.

The Subordinated Credit Agreement contains customary affirmative and negative covenants, including among others, limitations on the Company and its subsidiaries with respect to incurrence of liens and indebtedness, disposition of assets, mergers, transactions with affiliates, and the ability to make or pay dividends in excess of certain thresholds.

The Subordindated Credit Agreement also contains customary provisions requiring mandatory prepayments, including among others, annual prepayments (beginning with the fiscal year ending December 31, 2023) of a percentage of excess cash flow, prepayments of the net cash proceeds from any non-ordinary course sale of assets, and net cash proceeds of any non-permitted indebtedness.

Credit Facilities

With the opening of the Senior Term Loan Facility, which included the revolving Credit Facility, the Company terminated its previously existing $20.0 million line of credit maturing in February 2024, $6.5 million unsecured bank line of credit maturing in May 2024, and $3.0 million bank guarantee dated June 2016.

Other

The Company incurred total issuance costs of approximately $15.2 million related to the Senior Secured Credit Agreement and Subordinated Credit Agreement. Of this amount, the Company determined that $12.8 million related to the Senior Term Loan Facility and the Subordinated Credit Facility and $2.4 million related to the Credit Facility. The portion of the issuance costs related to the Credit Facility is included in Other assets in the Consolidated Balance Sheet. These costs are being amortized to interest expense over the respective terms.

Total interest paid was $17.4 million in 2022. No interest was paid in 2021 or 2020.

The Company was in compliance with all debt covenants as of December 31, 2022.

Interest Rate Derivatives

The Company entered into interest rate swaps that hedge interest payments on its SOFR borrowing during the fourth quarter of 2022. All swaps have been designated as cash flow hedges.

The following table summarizes the notional amounts, related rates and remaining terms of interest swap agreements as of December 31:

| | Notional Amount | | Average Fixed Rate | | Remaining Term at |
	2022	2021	2022	2021	December 31, 2022
Interest rate swaps	$ 170,600	-	4.1%	-%	Extending to May 2027

The fair value of the Company's interest rate swaps was a payable of $0.8 million as of December 31, 2022. The fair value was based on inputs other than quoted prices in active markets for identical assets that are observable either directly or indirectly and therefore considered level 2. There were no interest rate swaps in place as of December 31, 2021. The mark-to-market effect of interest rate swap agreements that are considered effective as hedges has been included in Accumulated Other Comprehensive Loss. The interest rate swap agreements held by the Company on December 31, 2022 are expected to continue to be effective hedges.

The following table summarizes the fair value of derivative instruments as of December 31, as recorded in the Consolidated Balance Sheets:

	2022	2021
Current Assets:		
Prepaid and Other	$ 1,203	$ -
Long-term liabilities:		
Other long-term liabilities	(2,012)	-
Total derivatives	$ (809)	$ -

The following table summarizes total gains (losses) recognized on derivatives:

| Derivatives in Cash Flow Hedging Relationships | Location of (Loss) Gain Recognized in Income on Derivatives | Amount of (Loss) Gain Recognized in Income on Derivatives | | |
		2022	2021	2020
Interest rate swaps	Interest Expense	$ (43)	$ -	$ -

The effects of derivative instruments on the Company's Consolidated Statements of Results of Operations and Comprehensive Income (Loss) for OCI for the years ended December 31, 2021, 2020 and 2019 are as follows:

| Derivatives in Cash Flow Hedging Relationships | Amount of (Loss) Gain Recognized in AOCI on Derivatives | | | Location of (Loss) Gain Reclassed from AOCI into Income (Effective Portion*) | Amount of (Loss) Gain Reclassed from AOCI into Income (Effective Portion*) | | |
	2022	2021	2020		2022	2021	2020
Interest rate swaps	$ (809)	$ -	$ -	Interest expense	$ -	$ -	$ -

Note 7 – Leases

The Company is currently a lessee under a number of operating leases and two finance leases for certain offices, manufacturing facilities, land, office equipment and automobiles, none of which are material to its operations. The Company's leases generally have remaining lease terms of 1 year to 5 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within one year. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Further, the leases do not contain contingent rent provisions.

Supplemental information related to leases and the Company's Consolidated Financial Statements is as follows:

	2022		2021	
Components of lease costs:				
Operating lease costs	$	621	$	450
Short-term lease costs		673		322
Finance lease costs		135		140
Total lease costs	$	1,429	$	912

	December 31, 2022	December 31, 2021
Weighted average remaining lease term (years):		
Operating leases	2.4	1.8
Finance leases	1.3	2.3
Weighted average discount rate:		
Operating leases	3.25%	3.25%
Finance leases	3.25%	3.25%

	December 31, 2022					
	Operating Leases		Financing Leases		Total Leases	
Other assets - right-of-use assets	$	2,010	$	170	$	2,180
Lease liabilities included in:						
Accrued expenses - current portion of lease liabilities	$	980	$	130	$	1,110
Other long-term liabilities - non-current portion of lease liabilities		1,020		50		1,070
Total lease liabilities	$	2,000	$	180	$	2,180

	December 31, 2021					
	Operating Leases		Financing Leases		Total Leases	
Other assets - right-of-use assets	$	840	$	300	$	1,140
Lease liabilities included in:						
Accrued expenses - current portion of lease liabilities	$	450	$	130	$	580
Other long-term liabilities - non-current portion of lease liabilities		380		180		560
Total lease liabilities	$	830	$	310	$	1,140

Maturities of lease liabilities are as follows:

	December 31, 2022	
2023	$	1,217
2024		792
2025		286
2026		42
2027		3
Thereafter		8
Total lease payments		2,348
Less: Interest		(168)
Present value of lease liabilities	$	2,180

	December 31, 2021
2022	$ 607
2023	422
2024	123
2025	25
2026	1
Thereafter	9
Total lease payments	1,187
Less: Interest	(47)
Present value of lease liabilities	$ 1,140

Note 8 – Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss as reported in the Consolidated Balance Sheets are:

	Currency Translation Adjustments	Deferred Gain (Loss) on Cash Flow Hedging	Pension and OPEB Adjustments	Accumulated Other Comprehensive (Loss) Income
Balance at December 31, 2019	$ (8,155)	$ -	$ (20,382)	$ (28,537)
Reclassification adjustments	-	-	7,049	7,049
Current period benefit (charge)	3,111	-	(13,510)	(10,399)
Income tax benefit	-	-	1,510	1,510
Balance at December 31, 2020	(5,044)	-	(25,333)	(30,377)
Reclassification adjustments	-	-	4,788	4,788
Current period benefit (charge)	(2,807)	-	(1,045)	(3,852)
Income tax charge	-	-	(889)	(889)
Balance at December 31, 2021	(7,851)	-	(22,479)	(30,330)
Reclassification adjustments	-	(43)	8,519	8,476
Current period benefit (charge)	(2,768)	(766)	3,610	76
Income tax benefit (charge)	-	192	(2,888)	(2,696)
Balance at December 31, 2022	$ (10,619)	$ (617)	$ (13,238)	$ (24,474)

Note 9 – Income Taxes

The components of Income before income taxes are:

	2022	2021	2020
United States	$ 6,270	$ 30,973	$ 28,493
Foreign countries	7,602	6,275	2,753
Total	$ 13,872	$ 37,248	$ 31,246

The components of income tax expense are:

		2022		2021		2020
Current expense:						
Federal	$	1,581	$	5,174	$	4,058
Foreign		1,264		1,087		353
State and local		918		1,086		1,103
	$	3,763	$	7,347	$	5,514
Deferred expense (benefit):						
Federal	$	(565)	$	60	$	728
Foreign		147		48		(349)
State and local		(668)		(58)		165
		(1,086)		50		544
Income tax expense	$	2,677	$	7,397	$	6,058

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is:

		2022		2021		2020
Income taxes at statutory rate	$	2,913	$	7,822	$	6,562
State and local income taxes, net of federal tax benefit		282		898		711
Tax credits		(627)		(1,052)		(808)
Uncertain tax positions		(99)		(26)		42
Valuation allowance		(85)		(86)		-
GILTI/FDII		608		238		(286)
Foreign rate differential		(186)		(183)		(574)
Other		(129)		(214)		411
Income tax expense	$	2,677	$	7,397	$	6,058

The Company made income tax payments of $4.5 million, $7.9 million, and $6.2 million in 2022, 2021, and 2020, respectively.

Deferred income tax assets and liabilities consist of:

		2022		2021
Deferred tax assets:				
Inventories	$	524	$	-
Accrued liabilities		3,208		1,900
Postretirement health benefits obligation		5,584		6,724
Pension		1,868		1,745
Lease liabilities		520		272
Capitalized R&D		1,103		-
Interest		3,168		-
Other		1,399		1,531
Total deferred tax assets		17,374		12,172
Valuation allowance		(462)		(481)
Net deferred tax assets		16,912		11,691
Deferred tax liabilities:				
Depreciation and amortization		(16,987)		(9,817)
Leases – right of use assets		(536)		(269)
Inventories		-		(628)
Total deferred tax liabilities		(17,523)		(10,714)
Net deferred tax assets (liabilities)	$	(611)	$	977

The Company had state tax credit carryforwards of $0.4 million and $0.6 million as of December 31, 2022 and 2021, respectively, which will expire incrementally between 2023 and 2036.

The Company had valuation allowances of $0.5 million at both December 31, 2022 and 2021, against certain of its deferred tax assets. ASC 740, "Income Taxes," requires that a valuation allowance be recorded against deferred tax assets when it is more likely than not that some or all of a Company's deferred tax assets will not be realized based on available positive and negative evidence.

Total unrecognized tax benefits were $0.8 million at both December 31, 2022 and 2021. The total amount of unrecognized tax benefits that, if ultimately recognized, would reduce the Company's annual effective tax rate were $0.6 million and $0.7 million at December 31, 2022 and 2021, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2022	2021	2020
Balance at beginning of year	$ 808	$ 878	$ 1,130
Additions based on tax positions related to the current year	117	153	177
Reductions due to lapse of applicable statute of limitations	(171)	(96)	(139)
Settlements	-	(127)	(290)
Balance at end of year	$ 754	$ 808	$ 878

The Company is subject to income taxes in the U.S. federal and various state, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2017.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense for all periods presented. The Company accrued approximately $0.2 million for the payment of interest and penalties at each of December 31, 2022, 2021 and 2020.

Note 10 – Pensions and Other Postretirement Benefits

The Company sponsors a defined benefit pension plan ("GR Plan") covering certain domestic employees. Benefits are based on each covered employee's years of service and compensation. The GR Plan is funded in conformity with the funding requirements of applicable U.S. regulations. The GR Plan was closed to new participants effective January 1, 2008. Employees hired after this date, in eligible locations, participate in an enhanced 401(k) plan instead of the defined benefit pension plan. Employees hired prior to this date continue to accrue benefits.

Additionally, the Company sponsors defined contribution pension plans made available to all domestic and Canadian employees. Total contributions to the plans were $3.0 million for 2022 and $2.3 million for each of 2021 and 2020.

As part of the agreement to purchase the assets of Fill-Rite, the Company was required to establish a defined benefit pension plan for certain Fill-Rite employees ("Fill-Rite Plan") as of June 1, 2022. No pension or other postretirement benefit plan liabilities existing as of the acquisition date were assumed as part of the transaction. Total contributions to the Fill-Rite Plan were $0.3 million in 2022. The benefit obligation as of December 31, 2022 was $0.2 million. No payments were made under the plan during 2022. The 2022 activity is included in the tables within this footnote.

The Company also sponsors a non-contributory defined benefit postretirement health care plan that provides health benefits to certain domestic and Canadian retirees and eligible spouses and dependent children. The Company funds the cost of these benefits as incurred. For measurement purposes, and based on maximum benefits as defined by the plan, a 5% annual rate of increase in the per capita cost of covered health care benefits for all retirees was assumed in estimating the projected postretirement benefit obligation at December 31, 2022, which is expected to remain constant going forward. A 5% percent annual rate of increase was assumed in estimating the projected benefit obligation at December 31, 2021 and in calculating 2022 periodic benefit cost.

The Company recognizes the obligations associated with its defined benefit pension plans and defined benefit postretirement health care plan in its Consolidated Financial Statements. The following table presents the plans' funded status as of the measurement date, December 31, reconciled with amounts recognized in the Company's Consolidated Balance Sheets:

	Pension Plans		Postretirement Plan	
	2022	2021	2022	2021
Accumulated benefit obligation at end of year	$ 45,756	$ 67,400	$ 23,954	$ 28,934
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$ 82,000	$ 86,299	$ 28,934	$ 29,848
Service cost	2,400	2,662	1,146	1,462
Interest cost	2,326	1,729	760	654
Settlement	1,656	651	-	-
Benefits paid	(17,826)	(7,719)	(1,781)	(1,618)
Effect of foreign exchange	-	-	(28)	1
Actual expenses	(150)	(150)	-	-
Actuarial (gain)/ loss	(14,454)	(1,472)	(5,077)	(1,413)
Benefit obligation at end of year	$ 55,952	$ 82,000	$ 23,954	$ 28,934
Change in plan assets:				
Plan assets at beginning of year	$ 72,658	$ 77,067	$ -	$ -
Actual return on plan assets	(10,332)	1,460	-	-
Employer contributions	2,250	2,000	1,781	1,618
Benefits paid	(17,826)	(7,719)	(1,781)	(1,618)
Actual expenses	(150)	(150)	-	-
Plan assets at end of year	$ 46,600	$ 72,658	$ -	$ -
Funded status at end of year	$ (9,352)	$ (9,342)	$ (23,954)	$ (28,934)

	Pension Plans		Postretirement Plan	
	2022	2021	2022	2021
Amounts recognized in the Consolidated Balance Sheets consist of:				
Current liabilities	$ -	$ -	$ (1,541)	$ (1,575)
Noncurrent liabilities	(9,352)	(9,342)	(22,413)	(27,359)
Total assets (liabilities)	$ (9,352)	$ (9,342)	$ (23,954)	$ (28,934)
Amounts recognized in Accumulated other				
Net actuarial loss	$ 18,290	$ 26,016	$ 308	$ 5,841
Prior Service Cost	-	-	(995)	(2,125)
Deferred tax (benefit) expense	(4,607)	(6,446)	242	(807)
After tax actuarial loss	$ 13,683	$ 19,570	$ (445)	$ 2,909

Components of net periodic benefit cost:

	2022	2021	2020
Pension Plans			
Service cost	$ 2,400	$ 2,662	$ 2,709
Interest cost	2,326	1,729	1,937
Expected return on plan assets	(2,892)	(3,610)	(3,900)
Recognized actuarial loss	1,724	1,904	2,160
Settlement loss	6,427	2,304	4,583
Net periodic benefit cost	$ 9,985	$ 4,989	$ 7,489
Other changes in pension plan assets and benefit obligations recognized in other comprehensive loss:			
Net (gain) loss	(7,726)	(2,879)	2,704
Total expense recognized in net periodic benefit cost and other comprehensive income	$ 2,259	$ 2,110	$ 10,193
Postretirement Plan			
Service cost	$ 1,146	$ 1,462	$ 1,372
Interest cost	760	654	778
Prior service cost recognition	(1,128)	(1,130)	(1,129)
Recognized actuarial loss (gain)	368	580	306
Net periodic benefit cost (credit)	$ 1,146	$ 1,566	$ 1,327
Other changes in postretirement plan assets and benefit obligations recognized in other comprehensive loss:			
Net loss (gain)	$ (4,317)	$ (863)	$ 3,762
Total expense (benefit) recognized in net periodic benefit cost and other comprehensive income	$ (3,171)	$ 703	$ 5,089

The components of net periodic benefit cost other than the service cost component are included in Other income (expense), net in the Consolidated Statements of Income.

During 2022, 2021, and 2020, the Company recorded a settlement loss relating to retirees that received lump-sum distributions from the GR Plan totaling $6.4 million, $2.3 million and $4.6 million respectively. These charges were the result of lump-sum payments to retirees which exceeded the GR Plan's actuarial service and interest cost thresholds.

The prior service cost is amortized on a straight-line basis over the average estimated remaining service period of active participants. The unrecognized actuarial gain or loss in excess of the greater of 10% of the benefit obligation or the market value of plan assets is also amortized on a straight-line basis over the average estimated remaining service period of active participants.

	Pension Plans		Postretirement Plan	
	2022	2021	2022	2021
Weighted-average assumptions used to determine benefit obligations at December 31:				
Discount rate	4.89%	2.44%	5.16%	2.70%
Rate of compensation increase	3.50%	3.50%	-	-
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:				
Discount rate	4.43%	2.07%	2.70%	2.25%
Expected long-term rate of return on plan assets	5.00%	5.10%	-	–
Rate of compensation increase	3.50%	3.50%	-	–

To enhance the Company's efforts to mitigate the impact of the defined benefit pension plan on its financial statements, in 2014 the Company moved towards a liability driven investing model to more closely align assets with liabilities based on when the liabilities are expected to come due. Currently, based on 2022 funding levels, equities may comprise between 22% and 42% of the Plan's market value. Fixed income investments may comprise between 50% and 70% of the GR Plan's market value. Alternative investments may comprise between 3% and 13% of the Plan's market value. Cash and cash equivalents (including all senior debt securities with less than one year to maturity) may comprise between 0% and 10% of the GR Plan's market value.

Financial instruments included in pension plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology. Level 1 assets are based on unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets. Level 2 assets are valued at inputs other than quoted prices in active markets for identical assets that are observable either directly or indirectly for substantially the full term of the assets. Level 3 assets are valued based on unobservable inputs for the asset (i.e., supported by little or no market activity). These inputs include management's own assessments about the assumptions that market participants would use in pricing assets (including assumptions about risk). The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables set forth by asset class the fair value of plan assets for the years ended December 31, 2022 and 2021:

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Plan Assets at December 31, 2022
Equity	$	7,157	$	-	$	-	$ 7,157
Fixed income		5,052		27,045		-	32,097
Mutual funds		2,406		-		-	2,406
Money funds and cash		1,527		3,413		-	4,940
Total fair value of Plan assets	$	16,142	$	30,458	$	-	$ 46,600

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Plan Assets at December 31, 2021
Equity	$	10,979	$	-	$	-	$ 10,979
Fixed income		8,788		42,154		139	51,081
Mutual funds		3,045		-		-	3,045
Money funds and cash		2,220		5,333		-	7,553
Total fair value of Plan assets	$	25,032	$	47,487	$	139	$ 72,658

Contributions

The Company expects to contribute up to $2.3 million to its defined benefit pension plans in 2023.

Expected future benefit payments

The following benefit payments are expected to be paid as follows based on actuarial calculations:

	2023		2024		2025		2026		2027		Thereafter
Pension	$	7,435	$	2,930	$	3,272	$	2,871	$	3,838	$ 25,710
Postretirement		1,580		1,591		1,632		1,673		1,750	10,356

For measurement purposes, and based on maximum benefits as defined by the plan, a 5% annual rate of increase in the per capita cost of covered health care benefits for all retirees was assumed as of December 31, 2022 and 2021 and is expected to remain constant going forward.

A one percentage point change in the assumed rate of return on the defined benefit pension plans assets is estimated to have an approximate $0.6 million effect on net periodic benefit cost. Additionally, a one percentage point increase in the discount rate is estimated to have a $1.7 million decrease in net periodic benefit cost, while a one percentage point decrease in the discount rate is estimated to have a $2.0 million increase in net periodic benefit cost.

Note 11 – Goodwill and Other Intangible Assets

Changes in the carrying value of goodwill and other intangible asset during 2022:

Historical Cost of Intangible Assets	December 31, 2021	Acquisitions	Foreign Currency	December 31, 2022
Customer relationships	$ 7,769	$ 200,900	$ (76)	$ 208,593
Technology and drawings	6,750	39,800	(7)	46,543
Other intangibles	1,997	-	-	1,997
Total finite-lived intangible assets	16,516	240,700	(83)	257,133
Trade names	2,528	10,700	(2)	13,226
Goodwill	27,243	230,688	(207)	257,724
Total	$ 46,287	$ 482,088	$ (292)	$ 528,083

The major components of Goodwill and other intangible assets are:

	2022		2021	
	Historical Cost	Accumulated Amortization	Historical Cost	Accumulated Amortization
Finite-lived intangible assets:				
Customer relationships	$ 208,593	$ 13,369	$ 7,769	$ 7,255
Technology and drawings	46,543	5,757	6,750	4,305
Other intangibles	1,997	1,872	1,997	1,641
Total finite-lived intangible assets	257,133	20,998	16,516	13,201
Trade names and trademarks	13,226	-	2,528	-
Goodwill	257,724	-	27,243	-
Total	$ 528,083	$ 20,998	$ 46,287	$ 13,201

Amortization of intangible assets was $7.6 million, $0.8 million and $1.3 million in 2022, 2021 and 2020, respectively. The following table summarizes the future estimated amortization expense relating to our intangible assets as of December 31, 2022 (in thousands):

2023	2024	2025	2026	2027	Thereafter	Total
$ 12,527	$ 12,402	$ 12,367	$ 12,318	$ 12,281	$ 174,240	$ 236,135

For 2022, the Company used a quantitative analysis for the annual goodwill impairment testing as of October 1 for its National Pump Company ("National") reporting unit. The fair value for this reporting unit was estimated using both a discounted cash flow model and a market-based approach. The discounted cash flow model considered forecasted cash flows discounted at an estimated weighted-average cost of capital. The forecasted cash flows were based on the Company's long-term operating plan and a terminal value was used to estimate the cash flows beyond the period covered by the operating plan. The weighted-average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market holders of a business enterprise. The market-based approach considers market prices of corporations engaged in the same or similar line of business. These analyses require the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows. Sensitivity analyses were performed around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values.

The result of this goodwill impairment test indicated that no impairment existed at National. The Company's annual impairment analysis performed as of October 1, 2022 concluded that National's fair value exceeded its carrying value. A sensitivity analysis was performed for the National reporting unit, assuming a hypothetical 100 basis point decrease in the expected long-term growth rate or a hypothetical 100 basis point increase in the weighted average cost of capital, and both scenarios independently yielded an estimated fair value for the National reporting unit above carrying value. If National fails to experience growth or revises its long-term projections downward, it could be subject to impairment charges in the future. Goodwill relating to the National reporting unit is $13.6 million, 1.6% of the Company's December 31, 2022 total assets.

For 2022, for all other reporting units, the Company used a qualitative analysis for goodwill impairment testing as of October 1. This qualitative assessment included consideration of current industry and market conditions and circumstances as well as any mitigating factors that would most affect the fair value of the Company and these reporting units. Based on the assessment and consideration of the totality of the facts and circumstances, including the business environment in the fourth quarter of 2022, the Company determined that it was not more likely than not that the fair value of the Company or these reporting units is less than their respective carrying amounts. As such, no goodwill impairments for these reporting units were recorded for the year ended December 31, 2022.

Other indefinite-lived intangible assets primarily consist of trademarks and trade names. The fair value of these assets is also tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value. The fair value of these assets is determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2022 and 2021 the fair value of all indefinite lived intangible assets exceeded the respective carrying values.

Finite-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net undiscounted cash flows estimated to be generated by such assets. Based upon our fiscal 2022 and 2021 quantitative and qualitative impairment analyses the Company was not aware of any events or changes in circumstances that indicate the carrying value of its finite-lived intangible assets may not be recoverable.

Note 12 – Business Segment Information

The Company operates in one business segment comprising the design, manufacture and sale of pumps and pump systems. The Company's products are used in water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire suppression, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications.

The pumps and pump systems are marketed in the United States and worldwide through a broad network of distributors, through manufacturers' representatives (for sales to many original equipment manufacturers), through third-party distributor catalogs, and by direct sales. International sales are made primarily through foreign distributors and representatives.

The Company sells to approximately 130 countries around the world. The following tables disaggregate total net sales by major product category and geographic location:

	Product Category		
	2022	2021	2020
Pumps and pump systems	$ 458,890	$ 321,263	$ 300,906
Repair parts for pumps and pump systems and other	62,137	57,053	48,061
Total net sales	$ 521,027	$ 378,316	$ 348,967

	Geographic Location		
	2022	2021	2020
United States	$ 381,306	$ 260,683	$ 246,913
Foreign countries	139,721	117,633	102,054
Total net sales	$ 521,027	$ 378,316	$ 348,967

As of the years ending December 31, 2022 and 2021, 97.2% and 86.0%, respectively, of the Company's long-lived assets were located in the United States.

Note 13 – Common Share Repurchases

During the years ended December 31, 2022 and December 31, 2021, the Company repurchased 24,546 and 30,038 shares for $0.9 million and $1.2 million, respectively. As of December 31, 2022, the Company had $48.1 million available for repurchase under the share repurchase program.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. The Company's disclosure controls and procedures are also designed to ensure that information required to be disclosed in Company reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management, including the principal executive officer and the principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision and with the participation of the Company's management, including the principal executive officer and the principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report on Form 10-K. Based on the evaluation, the principal executive officer and the principal financial officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022.

Report of Management on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and affected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO Criteria).

On May 31, 2022, the Company acquired the assets of Fill-Rite and Sotera ("Fill-Rite"), a division of Tuthill Corporation. As permitted by the Securities and Exchange Commission, management excluded the controls of the Fill-Rite operations from its assessment of internal control over financial reporting as of December 31, 2022. Fill-Rite operations constituted approximately 61% of total assets (which includes 54% for goodwill and intangible assets which were subjected to corporate controls) as of December 31, 2022, and 17% of net sales for the fiscal year then ended. Fill-Rite operations will be included in the Company's assessment as of December 31, 2023.

Based on its evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

The independent registered public accounting firm of Ernst & Young LLP that has audited the consolidated financial statements included in this annual report on Form 10-K, has also issued an attestation report on the Company's internal control over financial reporting as of December 31, 2022. This report is included on the following page.

/s/ Scott A. King
Scott A. King
President and Chief Executive Officer

/s/ James C. Kerr
James C. Kerr
Executive Vice President and Chief Financial Officer

March 8, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Gorman-Rupp Company

Opinion on Internal Control Over Financial Reporting

We have audited The Gorman-Rupp Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, The Gorman-Rupp Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying Report of Management on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Fill-Rite that was acquired during the year ended December 31, 2022, which is included in the 2022 consolidated financial statements of the Company and constituted approximately 61% of total assets as of December 31, 2022 and approximately 17% of total net sales for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Fill-Rite that was acquired during the year ended December 31, 2022.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company and our report dated March 8, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Cleveland, Ohio
March 8, 2023

Changes in Internal Control over Financial Reporting

As of December 31, 2022, we are in the process of integrating the internal controls of the acquired Fill-Rite business into Gorman-Rupp's existing operations as part of planned integration activities. In addition, we have implemented new processes and internal controls to assist us in the preparation and disclosure of financial information. There were no other changes in Gorman-Rupp's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, Gorman-Rupp's internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Attention is directed to the sections captioned "Election of Directors," "Board of Directors and Board Committees," "Audit Committee Report," "Beneficial Ownership of Shares" and "Delinquent Section 16(a) Reports" in the Company's definitive Notice of 2023 Annual Meeting of Shareholders and related Proxy Statement (filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K), which are incorporated herein by this reference.

With respect to Executive Officers, attention is directed to Part I of this Form 10-K.

The Company has adopted a Code of Ethics that applies to its Directors, officers and all employees. The Code of Ethics is set forth as an exhibit to this Form 10-K. In addition, the Code of Ethics is posted on the Company's website accessible through its Internet address of www.gormanrupp.com (under the heading "Governance & Leadership" and the sub-heading "Governance Documents"), including any amendments.

ITEM 11.   EXECUTIVE COMPENSATION

Attention is directed to the sections "Board of Directors and Board Committees," "Executive Compensation," "Compensation Discussion and Analysis," "Pension Benefits," "Summary Compensation Table," "Grants of Plan Based Awards," "Outstanding Equity Awards at December 31, 2022," "Non-Employee Director Compensation," "Risk Oversight," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report," and "CEO Pay Ratio" in the Company's definitive Notice of 2023 Annual Meeting of Shareholders and related Proxy Statement (filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K), which are incorporated herein by this reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Attention is directed to the section "Beneficial Ownership of Shares" and "Election of Directors" in the Company's definitive Notice of 2023 Annual Meeting of Shareholders and related Proxy Statement (filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K), which are incorporated herein by this reference.

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 about the Company's common shares that may be issued upon exercise of options, warrants and rights granted, and shares remaining available for issuance, under all of the Company's existing equity compensation plans, including the 2015 Omnibus Incentive Plan and the 2016 Non-Employee Directors' Compensation Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	-	$ -0-	696,149(1)
Equity compensation plans not approved by shareholders	-	n/a	-
Total	-	$ -0-	696,149

  (1) This amount reflects that an aggregate of 665,899 shares were reserved for issuance under the 2015 Omnibus Incentive Plan pursuant to performance share awards outstanding at December 31, 2022, which amount, for purposes of this table, assumes the maximum amount of shares will be earned under such awards, even though the actual payout under such awards may be less than maximum.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Attention is directed to the section "Board of Directors and Board Committees" and "Related Party Transactions" in the Company's definitive Notice of 2023 Annual Meeting of Shareholders and related Proxy Statement (filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K), which is incorporated herein by this reference. The Company has no relationships or transactions required to be reported by Item 404 of Regulation S-K.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Attention is directed to the section "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Company's definitive Notice of 2023 Annual Meeting of Shareholders and related Proxy Statement (filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K), which is incorporated herein by this reference. Information about aggregate fees billed to the Company by its independent registered public accounting firm, Ernst & Young LLP, Cleveland, Ohio (PCAOB ID No. 42) will be included in the above referenced section of the Company's definitive Notice of 2023 Annual Meeting of Shareholders and related Proxy Statement under the caption "Fees paid to Auditors" and that information is incorporated herein by this reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) The Index to Consolidated Financial Statements of the Registrant under Item 8 of this Report is incorporated herein by reference as the list of Financial Statements required as part of this Report.

    (2) All financial statement schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

    (3) Exhibits — The exhibit list in the Exhibit Index is incorporated by reference as the list of exhibits required as part of this Report.

ANNUAL REPORT ON FORM 10-K

THE GORMAN-RUPP COMPANY

For the Year Ended December 31, 2022

EXHIBIT INDEX

Exhibit Number	Description
(2)	Asset Purchase Agreement, dated as of April 26, 2022, by and between The Gorman-Rupp Company and Tuthill Corporation. (A)
(3)(4)(a)	Amended Articles of Incorporation, as amended (B)
(3)(4)(b)	Amended Regulations(C)
(4)(a)	Description of Securities Registered Under the Exchange Act
(10)(a)	Form of Indemnification Agreement between the Company and its Directors (D)
(10)(b)	Form of Indemnification Agreement between the Company and its Officers (D)
(10)(c)	2015 Omnibus Incentive Plan (E)#
(10)(d)	Form of Performance Share Grant Agreement (F)#
(10)(e)	2016 Non-Employee Directors' Compensation Plan (G)#
(10)(f)	Form of Restricted Stock Unit Grant Agreement under The Gorman-Rupp Company 2015 Omnibus Incentive Plan. (H)
(10)(g)	Senior Secured Credit Agreement, dated as of May 31, 2022. (I)
(10)(h)	Subordinated Credit Agreement, dated May 31, 2022. (J)
(10)(i)	Pledge and Security Agreement, dated May 31, 2022. (K)
(14)	Code of Ethics
(21)	Subsidiaries of the Company
(23)	Consent of Independent Registered Public Accounting Firm
(24)	Powers of Attorney
(31) (a)	Certification of Chief Executive Officer (Section 302 of the Sarbanes-Oxley Act of 2002)
(31) (b)	Certification of Chief Financial Officer (Section 302 of the Sarbanes-Oxley Act of 2002)
(32)	Certification Pursuant to 18 U. S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(101.INS)	Inline XBRL Instance Document
(101.SCH)	Inline XBRL Taxonomy Extension Schema Document
(101.CAL)	Inline XBRL Taxonomy Extension Calculation Linkbase Document
(101.DEF)	Inline XBRL Taxonomy Extension Definition Linkbase Document
(101.LAB)	Inline XBRL Taxonomy Extension Label Linkbase Document
(101.PRE)	Inline XBRL Taxonomy Extension Presentation Linkbase Document
(104)	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(A)   Incorporated herein by this reference from Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 27, 2022.

(B)   Incorporated herein by this reference from Exhibit (3)(4)(a) of the Company's Annual Report on Form 10-K for the year ended December 31, 2015.

(C)   Incorporated herein by this reference from Exhibit (3)(ii)(4) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

(D)   Incorporated herein by this reference from Exhibits (10)(a)(b) of the Company's Annual Report on Form 10-K for the year ended December 31, 2014.

(E)   Incorporated herein by this reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 28, 2015.

(F)   Incorporated herein by this reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 25, 2022.

(G)   Incorporated herein by this reference from Exhibit (4)(c) of the Company's Registration Statement on Form S-8 filed on May 24, 2016.

(H)   Incorporated herein by this reference from Exhibit 10.2 to the Company Current Report on Form 8-K filed on February 25, 2022.

(I)   Incorporated herein by this reference from Exhibit 10.1 to the Company Current Report on Form 8-K filed on June 1, 2022.

(J)   Incorporated herein by this reference from Exhibit 10.2 to the Company Current Report on Form 8-K filed on June 1, 2022.

(K)   Incorporated herein by this reference from Exhibit 10.3 to the Company Current Report on Form 8-K filed on June 1, 2022.

\#   Management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GORMAN-RUPP COMPANY

*By: /s/ BRIGETTE A. BURNELL
      Brigette A. Burnell
      Attorney-In-Fact

Date: March 8, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

*SCOTT A. KING	President and Chief Executive Officer and Director
Scott A. King	(Principal Executive Officer)
*JAMES C. KERR	Executive Vice President and Chief Financial Officer
James C. Kerr	(Principal Financial and Accounting Officer)
*JEFFREY S. GORMAN	Executive Chairman
Jeffrey S. Gorman	
*DONALD H. BULLOCK, JR.	Director
Donald H. Bullock Jr.	
*M. ANN HARLAN	Director
M. Ann Harlan	
*CHRISTOPHER H. LAKE	Director
Christopher H. Lake	
*SONJA K. MCCLELLAND	Director
Sonja K. McClelland	
*VINCENT K. PETRELLA	Director
Vincent K. Petrella	
*KENNETH R. REYNOLDS	Director
Kenneth R. Reynolds	
*RICK R. TAYLOR	Director
Rick R. Taylor	

* The undersigned, by signing her name hereto, does sign and execute this Annual Report on Form 10-K on behalf of The Gorman-Rupp Company and on behalf of each of the above-named Officers and Directors of The Gorman-Rupp Company pursuant to Powers of Attorney executed by The Gorman-Rupp Company and by each such Officer and Director and filed with the Securities and Exchange Commission.

March 8, 2023

By: /s/ BRIGETTE A. BURNELL
    Brigette A. Burnell
    Attorney-In-Fact

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INVESTOR & SHAREHOLDER INFORMATION

Investor Information Contact

James C. Kerr
Executive Vice President &
Chief Financial Officer

Phone: (419) 755-1011
Fax: (419) 755-1263
Email: Jim.Kerr@gormanrupp.com

The SEC Annual Report Form 10-K is available free of charge by written request to Mr. Kerr at:

The Gorman-Rupp Company
P.O. Box 1217
Mansfield, Ohio 44901-1217

Internet Information

Information about the Company, its U.S. Securities and Exchange Commission filings and its products are available through its website at: **www.gormanrupp.com**

To Buy or Sell Stock

Stock cannot be purchased or sold directly through The Gorman-Rupp Company. Purchases and sales of the Company's stock generally are made through a Securities dealer or through the Direct Share Purchase and Sale Program offered through Broadridge Corporate Issuer Solutions, Inc.

In addition, employees of the Company may purchase shares through an Employee Stock Purchase Plan offered through monthly deductions from their paychecks.

Open Enrollment Dividend Reinvestment and Stock Purchase Plan

Broadridge Corporate Issuer Solutions, Inc. offers a convenient plan for investment in shares of common stock of The Gorman-Rupp Company. Investors may buy or sell common shares of The Gorman-Rupp Company through Broadridge Corporate Issuer Solutions, Inc.'s Direct Share Purchase and Sale Plan. Initial investments of $200 are required up to a maximum of $5,000 per month. Any subsequent investments may be made for a minimum of $50 (to a maximum of $5,000) per month.

For additional information, please contact The Gorman-Rupp Company, Attention: Corporate Secretary, for a copy of the Plan brochure, or call a customer service representative at Broadridge Corporate Issuer Solutions, Inc.

Phone: (844) 318-0130 or
(720) 358-3598

Direct Dividend Deposit

Gorman-Rupp provides the opportunity to have your dividend directly deposited into your checking or savings account. Your dividend is available to you on the payment date.

For additional information, call a customer service representative at Broadridge Corporate Issuer Solutions, Inc.

Phone: (844) 318-0130 or
(720) 358-3598

Annual Meeting

Annual Meeting of Shareholders of The Gorman-Rupp Company will be held in a virtual meeting format only via webcast on Thursday, April 27, 2023 at 10:00 a.m., Eastern Daylight Time.

Transfer Agent and Registrar

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, New York 11717
Phone: (844) 318-0130 or
(720) 358-3598

Fax: (215) 553-5402
E-mail: Shareholder@broadridge.com

Mailing Address

The Gorman-Rupp Company
P.O. Box 1217
Mansfield, OH 44901-1217
Phone: (419) 755-1011
Fax: (419) 755-1263

Principal Office

The Gorman-Rupp Company
600 South Airport Road
Mansfield, OH 44903

Exchange Listing

NYSE Symbol GRC

Independent Registered Public Accounting Firm

Ernst & Young, LLP
950 Main Avenue
Suite 1800
Cleveland, OH 44113-7214











GRC LISTED NYSE

HYDRAULIC INSTITUTE STANDARDS PARTNER

ISO 14001:2015 REGISTERED COMPANY GORMAN-RUPP PUMPS USA

ISO 9001:2015 REGISTERED COMPANY GORMAN-RUPP PUMPS USA

The Pump People®

THE GORMAN-RUPP COMPANY

Printed in USA